Exhibit 2.1

Execution Version

MAPLE LEAF FOODS INC.

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DARLING INTERNATIONAL INC.

ACQUISITION AGREEMENT

IN CONNECTION WITH THE MAPLE LEAF RENDERING BUSINESS

DATED AUGUST 23, 2013

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(continued)

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(continued)

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ACQUISITION AGREEMENT

THIS AGREEMENT, dated as of the 23rd day of August, 2013 (the “Agreement”), is entered into by and among Maple Leaf Foods Inc., a Canadian corporation having its principal place of business at 30 St. Clair Avenue West, Suite 1500, Toronto, Ontario (“MFI”), and Darling International Inc., a Delaware corporation having its principal place of business at 251 O’Connor Ridge Blvd., Suite 300, Irving, Texas 75038 (the “Purchaser”).

WHEREAS MFI desires to sell the Business;

AND WHEREAS the Purchaser wishes to acquire the Business;

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is acknowledged by each Party, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions. In this Agreement:

“Adjustment Amount” has the meaning given to such term in Section 2.2(d).

“Adjustment Amount Deficiency” has the meaning given to such term in Section 2.6(f).

“Adjustment Payment Date” has the meaning given to such term in Section 2.6(g).

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person, and includes any Person in like relation to an Affiliate. A Person shall be deemed to “control” another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; and the term “controlled” shall have a similar meaning.

“Agreement” means this acquisition agreement, including all Exhibits and Schedules hereto, as the same may be amended from time to time in accordance with the terms hereof.

“Alternative Transaction” means any offer or proposal from any Third Party which reasonably could be expected to lead to the sale of any Purchased Assets or of the Business, whether such transaction takes the form of a sale of capital stock, amalgamation, merger, consolidation, liquidation, dissolution, reorganization, recapitalization, sale of assets or otherwise; in each case, other than any sale of Inventory in the ordinary course of business or any other sales of Purchased Assets permitted pursuant to the terms and conditions of this Agreement.

“Annual Financial Statements” means the unaudited balance sheet and income statement for the Business for the years ended December 31, 2010, 2011 and 2012, copies of which are attached at Section 4.5 of MFI’s Disclosure Letter.

“Applicable Law” means, with respect to any Person, property, transaction, event or other matter, any Law relating or applicable to such Person, property, transaction, event or other matter.

“ARC” means an advance ruling certificate pursuant to subsection 102(1) of the Competition Act.

“Assumed Liabilities” means:

(a)	all Liabilities of MFI that are Related to the Business arising and relating to the period from and after the Closing Date, including Liabilities incurred under Contracts included in the Purchased Assets (other than Liabilities for breach of Contract occurring prior to the Closing Date) and Permitted Liens;

(b)	current Liabilities of MFI (determined in accordance with GAAP applying the same accounting principles, policies and practices that were used in preparing the Financial Statements), including on account of trade accounts payable incurred on or before the Closing Date that are Related to the Business, so long as such current Liabilities have been incurred in the ordinary course of business and appropriate provision has been made as required by GAAP;

(c)	Liabilities respecting Transferred Employees arising from and after the Closing Date or that are specifically assumed by the Purchaser pursuant to Article 11 or pursuant to an agreement as may be entered into between MFI and the Purchaser (or an Affiliate of the Purchaser) relating to employee benefits and pension arrangements for the Employees from and after the Closing Date (an “EPBA”);

(d)	the Eco-energy Liabilities; and

(e)	the Prepaid Amounts that have been incurred in the ordinary course of the Business, in each case, other than the Excluded Liabilities.

“Books and Records” means all books, records, files and papers used in carrying on, or arising from the operation of, the Business including drawings, engineering information, sales and advertising materials, sales and purchase correspondence, trade association files, research and development records, lists of present and former customers, suppliers, personnel, employment and other records, Environmental Authorizations, Environmental management systems (including data collected for the purpose of compliance with Environmental Laws and the preparation of reports to Governmental Entities) and all records, data and information stored electronically, digitally or on computer-related media.

“Business” means the rendering business operating under the “Rothsay Rendering” name currently conducted by MFI, which involves the purchasing, collection, processing and recycling of animal by-products and organic waste into finished products such as fats, protein meals and biodiesel, and the sale of such finished products in domestic and international markets and, for greater certainty, does not include the in-line rendering operation at MFI’s facility located in Lethbridge, Alberta.

“Business Authorizations” means all registrations, authorizations, licenses, permits, quotas, consents, certificates, approvals, exemptions, and Orders or other similar authorizations necessary for a Person to carry on its business as it is now being conducted.

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the City of Toronto, Ontario or the City of Dallas, Texas.

“Business Intellectual Property” means all Intellectual Property that is Related to the Business and owned by MFI and that is not an Excluded Asset.

“Cash Purchase Price” means, collectively, the amounts in Sections 2.2(a), 2.2(b), 2.2(c) and 2.2(d).

“Casualty Damage” has the meaning given to such term in Section 12.16(b).

“Closing” has the meaning given to such term in Section 3.1.

“Closing Date” means the last day of the month following satisfaction of the conditions set out in Sections 6.5, 6.6, 6.7,7.4 and 7.5 of this Agreement (subject to extension pursuant to Section 12.16(c) of this Agreement), or such other date as may be mutually agreed by the Parties, upon which the Closing shall occur; provided, however, that in no event shall the Closing Date be a date prior to September 30, 2013.

“Closing Payment Amount” has the meaning given to such term in Section 2.4.

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended.

“Competition Act Clearance” means, with respect to the transactions contemplated by this Agreement, that: (a) any one of the following: (i) the Commissioner has issued an ARC or (ii) the waiting period under section 123 of the Competition Act shall have expired or been terminated by the Commissioner and one of (1) a No Action Letter shall have been issued, (2) a Consent Agreement shall have been registered with the Tribunal, (3) the Commissioner shall not have issued a request for information under subsection 114(2) of the Competition Act and the Purchaser, acting reasonably, has provided written notice to MFI that it is satisfied that the Commissioner has completed his review and does not have serious concerns, or (4) as at the End Date the Commissioner shall not have provided a Risk Letter to the Purchaser; and (b) no Governmental Entity has communicated an intention to seek or is seeking an order under Part VIII of the Competition Act, which, if entered, would have the effect of, nor has an order of a Governmental Entity been entered under Part VIII of the Competition Act that has the effect of, temporarily or permanently enjoining the Parties from completing the transactions contemplated by this Agreement.

“Commissioner” means the Commissioner of Competition appointed pursuant to subsection 7(1) of the Competition Act or any Person duly authorized to perform functions on behalf of the Commissioner of Competition.

“Commitment Letter” has the meaning given to such term in Section 5.4.

“Confidential Information Memorandum” means the confidential information memorandum dated April, 2013 prepared by MFI and RBC Capital Markets.

“Confidentiality Agreement” has the meaning given to such term in Section 12.12.

“Consent Agreement” means an agreement registered with the Tribunal pursuant to section 105 of the Competition Act with respect to the transactions contemplated by this Agreement.

“Construction Contracts” means all Contracts under which construction, builder’s or other similar Liens (inchoate or otherwise) have arisen or may arise against MFI’s interest in any of the Real Property and in respect of which the applicable Lien period has not expired.

“Construction Project” means any project in respect of which a constructor is required to give notice in writing to a Director pursuant to section 23(2) of the Occupational Health and Safety Act (Ontario) other than any project which has been substantially performed within the meaning of the Construction Lien Act (Ontario). As used in this definition, “constructor”, “project” and “Director” have the meanings attributed to those terms under the Occupational Health and Safety Act (Ontario).

“Contracts” means all contracts, agreements, and leases (in each case, whether oral or written).

“Damages” means any loss, cost, liability, claim, damage or expense (whether or not involving a Third Party Claim), including in connection with or arising from any assessment, judgment, settlement or compromise, and including reasonable fees and expenses of legal counsel,.

“Data Room” has the meaning given to such term in Section 1.7.

“Debt Financing” has the meaning given to such term in Section 5.4.

“Direct Claim” has the meaning given to such term in Section 9.9.

“Eco-energy Agreement” means that certain Non-Repayable Contribution Agreement dated as of December 2, 2008 between Her Majesty The Queen in Right of Canada, represented by the Minister of Natural Resources, and MFI, as has been or may be amended from time to time.

“Eco-energy Liabilities” means any Liabilities Related to the Business under the Eco-energy Agreement, which Liabilities may include, for greater certainty, claims for the return of amounts paid to MFI prior to the Closing Date as a result of a failure to produce the volume requirements set forth therein and any other claims that might arise as a result of matters occurring on or after the Closing Date.

“Employee” means an individual who is employed exclusively in connection with the Business, whether on a full-time or part-time basis, including those on short-term or long-term disability (or other authorized leave of absence), those on lay-off, and those collecting workers’ compensation, and “Employees” means every Employee.

“Employee Plans” has the meaning given to such term in Section 4.13(a).

“End Date” means December 31, 2013, unless extended (a) in accordance with Section 10.4 or Section 12.8(a)(v) of this Agreement, or (b) otherwise upon the written agreement of the Purchaser and MFI, in either case, as applicable, such extended date shall be the “End Date”.

“Environment” means the environment or natural environment as defined in any Environmental Law and includes, air, land, surface water, ground water or other water, land surface, soil, subsurface strata, and any sewer or water system, and the term “Environmental” shall have a correlative meaning.

“Environmental Authorization” means any Business Authorization granted, conferred, created, issued or required by any Environmental Law.

“Environmental Laws” means any Laws in effect as of the date hereof that relate to (i) the Environment, (ii) classification, regulation, or remediation of, reporting with respect to, or listing or definition of Hazardous Materials, (iii) the emission or Release of any Hazardous Material into the Environment; or (iv) handling, transport, use, treatment, storage, collection, manufacture, labeling, transfer, removal, recovery or disposal of Hazardous Materials or materials containing Hazardous Materials.

“Environmental Liabilities” means, with respect to any Person, all liabilities, losses and claims, damages, natural resource damages, any court-ordered punitive, treble or consequential damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and reasonable costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any claim, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute to the extent based upon, related to or arising under or pursuant to any:

(a)	Environmental Law;

(b)	Contract with any Governmental Entity or other Person which relates to the Environment;

(c)	Environmental condition;

(d)	Release or threatened Release of Hazardous Materials; or

(e)	Remedial Action.

“EPBA” has the meaning given to such term in the definition of “Assumed Liabilities”.

“Estimated Cash Purchase Price” means the amount of the Cash Purchase Price that will be paid at the Closing, based on the Estimated Purchase Price Statement.

“Estimated Purchase Price” means the amount of the Purchase Price that will be paid at the Closing, based on the Estimated Purchase Price Statement.

“Estimated Purchase Price Statement” has the meaning given to such term in Section 2.3.

“Excess Adjustment Amount” has the meaning given to such term in Section 2.6(e).

“Excluded Assets” means the following properties, assets, interests and rights of MFI:

(a)	all cash, cash equivalents and short-term investments and all bank accounts;

(b)	the Books and Records not Related to the Business, including the minute books, other corporate records and accounting records of MFI;

(c)	all rights and interests in and to any trademark, trade name, service mark, or application for trademark registration containing the words “Maple Leaf” including associated goodwill;

(d)	all rights and interests in and to any Employee Plans maintained by MFI and any related assets or insurance policies;

(e)	the rights of MFI relating to this Agreement or any agreements or documents entered into in connection with this Agreement;

(f)	all of the Tax assets of MFI, including any loss carry forwards, any Scientific and Experimental Development tax credits, any investment tax credits, and any goods and services tax, harmonized sales tax, or any other input tax credits;

(g)	all Tax refunds receivable by MFI and all Tax Returns (and supporting documentation);

(h)	all Realty Tax refunds applicable to the period prior to and including the Closing;

(i)	subject to Section 12.16, all rights and interests in policies of insurance maintained by or on behalf of MFI in connection with the Business and any prepaid expenses related thereto;

(j)	any right to services provided by MFI to the Business, other than any rights granted pursuant to and in accordance with the Transition Services Agreement;

(k)	any properties or assets located at a MFI facility other than the material assets disclosed in Section 1.1(a) of MFI’s Disclosure Letter;

(l)	the in-line rendering operation at MFI’s facility located in Lethbridge, Alberta; and

(m)	the land and improvements owned by MFI which are municipally known as 663018 Road 66, Thamesford, Ontario, and legally described in PIN 00184-0060 as Part of Lot 24, Concession 2, in the Township of Zorra, County of Oxford, designated as Part 2 on Reference Plan 41R-2787.

“Excluded Liabilities” means:

(a)	all obligations of MFI for borrowed money, including the current portion thereof and all accrued but unpaid interest thereon;

(b)	all Liabilities under or related to the Employee Plans (including in respect of Transferred Employees or their dependents and beneficiaries and in respect of former or retired employees of the Business), and all Liabilities retained or assumed by MFI pursuant to an EPBA;

(c)	all Liabilities in respect of Transferred Employees of the Business arising prior to the Closing Date, except those that are specifically assumed by the Purchaser pursuant to Article 11 and an EBPA;

(d)	all Liabilities in respect of Employees that are not Transferred Employees, provided that the Purchaser has complied with its obligations to make offers of employment in respect of such Employees in accordance with the terms of Section 11.1;

(e)	all Liabilities in respect of former or retired employees of the Business; and

(f)	any Liabilities arising and relating to the period prior to the Closing Date that are not expressly included in the Assumed Liabilities.

“Facilities” means all Owned Facilities and all Leased Facilities.

“Final Adjustment Amount” has the meaning given to such term in Section 2.6(d).

“Financial Statements” means the Annual Financial Statements and the Interim Financial Statements.

“Financing Source-Related Parties” means the lenders providing the Debt Financing and the former, current and future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assigness of the lenders providing the Debt Financing or their respective Affiliates, successors and assigns.

“GAAP” has the meaning given to such term in Section 1.2.

“General Excluded Liabilities” means any Liabilities described in paragraph (f) of the definition of “Excluded Liabilities.”

“Governmental Entity” means any federal, national, foreign, state, provincial, or local government, department, administrative agency, bureau or commission, regulatory body, tribunal, court or other governmental authority or instrumentality.

“Guelph Lease” means the lease for the Facility located at Research Park Centre, 150 Research Park Lane, Suite 307, Guelph, Ontario dated April 1, 2006 as amended by the lease extension agreement dated September 1, 2012 between MFI and the University of Guelph.

“Hazardous Materials” means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of them that may impair the natural environment, injure or damage property or plant or animal life or harm or impair the health of any individual and includes any contaminant, waste, substance or material defined by Environmental Law as hazardous, toxic or dangerous or any other substance or material prohibited, regulated or reportable pursuant to any Environmental Law.

“ICA Application” has the meaning given to such term in Section 10.4(b).

“Indemnified Party” means the Person whom MFI or the Purchaser, as the case may be, is required to indemnify pursuant to Article 9.

“Indemnifying Party” means, in relation to an Indemnified Party, the Party that is required to indemnify such Indemnified Party under Article 9.

“Initial Determination” has the meaning given to such term in Section 2.6(a).

“Intellectual Property” means patents, industrial designs, trademarks, trade names, service marks, copyrights, registrations and applications for registration of any of the foregoing, inventions, business processes, Technology, confidential and proprietary information (including trade secrets), intellectual property licenses, and rights to damages, royalties, profits, future income and proceeds of any intellectual property.

“Inter-Company Services” means the information technology support services, human resources support services, tax and accounting support services, treasury and cash management services, legal and corporate secretarial services, insurance services, centralized purchasing services, consumer affairs services, and public and governmental relations services provided to the Business by or on behalf of MFI and its Affiliates.

“Interim Financial Statements” means the unaudited balance sheet and income statement for the Business for the three (3) months ended June 30, 2013, copies of which are disclosed in Section 4.5 of MFI’s Disclosure Letter.

“Interim Period” means the period of time from the date of this Agreement to the Closing.

“Inventories” means all inventories of stock-in-trade and merchandise including raw materials, supplies, work-in-progress and finished goods used in carrying on, or arising from the operation of, the business of a Person.

“Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp), as amended.

“Investment Canada Act Clearance” means, in the event that the transactions contemplated by this Agreement are subject to Part IV of the Investment Canada Act, that the responsible Minister under the Investment Canada Act shall have sent a notice to the Purchaser stating that the Minister is satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada, or the responsible Minister shall have been deemed to be satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada.

“Knowledge of MFI” means the actual knowledge, after reasonable inquiry, of Michael Vels, Nick Boland, Rocco Cappuccitti, Anne Tennier, Kevin Golding, Todd Moser or Antoinette Dowd.

“Law” means any foreign or domestic constitution, treaty, law, statute, regulation, code, ordinance, principle of common law, rule, municipal by-law, Order or other requirement having the force of law.

“Lease” has the meaning given to such term in Section 4.9(a).

“Leased Facilities” means all buildings and improvements on or forming part of any Leased Real Property.

“Leased Real Property” means all real property leased by MFI Related to the Business.

“Liabilities” means all costs, expenses, charges, debts, liabilities, claims, demands and obligations, whether primary or secondary, direct or indirect, fixed, contingent, absolute or otherwise.

“Licensed Intellectual Property” means all Third Party Intellectual Property that is Related to the Business and licensed to MFI and that is not an Excluded Asset.

“Lien” means any encumbrance, lien, mortgage, charge, hypothec, pledge, security interest, easement, servitude, restriction, license, lease, title retention agreement or encroachment, which affects, by way of a conflicting ownership interest or otherwise, the right, title or interest in or to any particular property.

“Major Project” means those projects disclosed in Section 1.1(b) of MFI’s Disclosure Letter, which disclosure includes an estimated range of the projected capital costs for completion of each such project and a projected schedule of monthly expenditures to and including the projected Closing Date.

“Market Value of Finished Goods” means the value of all salable finished goods included in current assets of the Business determined using the average actual net selling price received from arm’s length Third Party purchasers for such finished goods for the calendar week ending on or before the Closing Date (after taking into account the value of all incentives, rebates, discounts and other adjustments as may be made to the amount paid to the Business at such time).

“Material Adverse Effect” means any event, change or effect that, when taken individually or together with all other events, changes and effects, is, or would reasonably be expected to be, materially adverse to the business, financial condition, or results of operations of the Business, taken as a whole, or will prevent consummation of the transactions contemplated under this Agreement or otherwise will prevent the Purchaser or MFI from performing its obligations under this Agreement in any material respect; provided, however, that none of the following (either alone or in combination) shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been or will be a Material Adverse Effect: (a) any failure to meet internal projections (provided that the underlying cause or causes of such failure may be taken into account in determining whether a Material Adverse Effect has occurred); or (b) any event, change or effect (including any litigation, loss of employees, cancellation or delay in customer orders, reduction in revenues or income, or disruption of business relationships) arising from or attributable or relating to: (i) the announcement or pendency of the transactions contemplated by this Agreement, (ii) conditions affecting the industry in which the Business operates, (iii) conditions affecting Canadian or United States’ economies or financial markets, (iv) war, act of terrorism, civil unrest or similar event, (v) compliance with the terms of, or taking any action required by, this Agreement, (vi) the taking of any action approved by, or consented to by, the Purchaser in writing, (vii) any change in Applicable Laws, rules or regulations, and any changes in the interpretation thereof, or (viii) any matter that is clearly and accurately disclosed in MFI’s Disclosure Letter, and, as to each such matter, the implications as to materiality and potential effect are clear in the disclosure item, and the underlying facts relating thereto remain unchanged in any adverse manner prior to the Closing; provided, however, that, solely with respect to the foregoing clause (viii), if an adverse change occurs with respect to the underlying facts relating to a matter that is disclosed in MFI’s Disclosure Letter, then such matter shall no longer be included in the exclusion from the definition of “Material Adverse Effect” set forth in the foregoing clause (viii); provided, further, that, in the case of each of clauses (ii), (iii), (iv) and (vii), such event, change or effect does not disproportionately affect the Business relative to other businesses operating in the same industry in Canada.

“Material Contract” or “Material Contracts” has the meaning given to such term in Section 4.15(a).

“MFI Determination” has the meaning given to such term in Section 2.6(b).

“MFI’s Disclosure Letter” has the meaning given to such term in the introduction to Article 4.

“MFI’s Indemnified Parties” means MFI, its Affiliates and each of their respective directors, officers, employees and agents.

“Montreal Lease” means the lease for the Facility of the Business located at 605 1ere (Premiére) Avenue, Sainte-Catherine, Quebec dated January 5, 2004 between MFI and The St. Lawrence Seaway Management Corporation, as amended.

“Net Working Capital” means (i) current assets, minus (ii) current liabilities, in each case, determined in accordance with GAAP applying the same accounting principles, policies and practices that were used in preparing the Financial Statements. For purposes of this definition, “current assets” shall consist of Receivables (including, accounts receivable from MFI and its Affiliates arising in the ordinary course of business, and, in each case, net of reserves), Inventories (net of reserves), prepaid expenses and other current assets; and “current liabilities” shall consist of accounts payable (including trade accounts payable owing to MFI and its Affiliates that were incurred in the ordinary course of business) and other current accrued Liabilities. For the purposes of this definition, “current assets” shall not include cash and cash equivalents or any other current asset not included in the Purchased Assets, and “current liabilities” shall not include any Liabilities or reserves for the current portion of any Excluded Liabilities or of any future Tax Liabilities of MFI.

“No Action Letter” means written confirmation from the Commissioner that the Commissioner does not, at such time, intend to make an application under section 92 of the Competition Act.

“Notice” has the meaning given to such term in Section 9.9.

“Operable” has the meaning given to such term in Section 12.16(b).

“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Entity.

“ordinary course of business” shall mean the ordinary course of business of a Person consistent with its past custom and practice, including, in the case of accounts, obligations and notes payable, payments made in the customary payment cycle and in any event prior to the date and time when payment is due in accordance with the applicable terms; provided, however, that the term “ordinary course of business” shall also include actions specifically required by this Agreement to be taken or not to be taken in connection with the transactions contemplated by this Agreement.

“Owned Facilities” means all buildings and improvements on or forming part of any Owned Real Property.

“Owned Real Property” means all real property owned by MFI Related to the Business.

“Party” means a party to this Agreement and any reference to a Party includes its successors and permitted assigns and “Parties” means every Party.

“Permitted Liens” means:

(a)	Liens for Realty Taxes, utilities and other governmental charges and levies that in each case are not yet due or are not in arrears;

(b)	construction, mechanics’, carriers’, workers’, repairers’, storers’ or other similar Liens (inchoate or otherwise) if individually or in the aggregate they arose or were incurred in the ordinary course of business; and, in each case, the Contract under which such Lien arose is to be assumed by the Purchaser pursuant to this Agreement, and an appropriate reserve has been set aside in respect of such Lien and the holdback provisions of the relevant Lien legislation applicable to such Contract;

(c)	minor title defects or irregularities, minor unregistered easements or rights of way, minor encroachments and restrictions, reservations and limitations in the original grant from the Crown or otherwise affecting the Real Property if such title defects, irregularities or restrictions are complied with in all material respects and do not, in the aggregate in respect of each individual Real Property, materially adversely affect the operation of the Business or the continued use of such Real Property after the Closing on substantially the same basis as the Business has been operated since January 1, 2012 and such Real Property has been used since January 1, 2012;

(d)	easements, covenants, rights of way, servitudes and other reservations and restrictions if registered provided that they are complied with in all material respects and do not, in the aggregate, materially adversely affect the operation of the Business or the continued use of the Real Property to which they relate after the Closing on substantially the same basis as the Business has been operated since January 1, 2012 and such Real Property has been used since January 1, 2012;

(e)	registered agreements with municipalities or other Governmental Entities or public utilities if they have been complied with or adequate security has been furnished to secure compliance;

(f)	rights of equipment lessors under equipment contracts;

(g)	rights of any Person with respect to the Licensed Intellectual Property;

(h)	any privilege in favour of any lessor, licensor or permitter for rent to become due or for other obligations or acts, the performance of which is required under Contracts or Real Property leases, so long as the payment of or the performance of such other obligation or act is not delinquent and provided that such liens or privileges do not, in the aggregate, materially adversely affect: (i) the operation of the Business or the continued use of the Purchased Assets to which they relate after the Closing on substantially the same basis as the Business has been operated since January 1, 2012 and such Purchased Assets have been used since January 1, 2012; or (ii) the value of such Purchased Assets;

(i)	all Liens affecting a landlord’s freehold interest in any Leased Real Property; and

(j)	the Liens disclosed in Section 1.1(c) of MFI’s Disclosure Letter.

“Person” is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization, a Governmental Entity, and the executors, administrators or other legal representatives of an individual in such capacity.

“Personal Information” means information about an identifiable individual that is subject to Privacy Laws.

“Personal Property” means all machinery, equipment, furniture, motor vehicles and other chattels used in carrying on the business of a Person.

“Post-Signing Remedial Action” has the meaning given to such term in Section 12.21.

“Prepaid Amounts” means all prepayments and deposits under Contracts for goods and services to be provided on or after the Closing Date.

“Pre-Closing Environmental Issue” means an issue related to facts, circumstances or conditions existing as at the Closing and listed on Section 1.1(d) of MFI’s Disclosure Letter.

“Privacy Laws” means the Personal Information Protection and Electronic Documents Act (Canada), the Freedom of Information and Protection of Privacy Act (Ontario) and any comparable Law of any province or territory of Canada.

“Public Disclosure Documents” means all documents filed by MFI on the System for Electronic Document Analysis and Retrieval (SEDAR).

“Purchased Assets” means all the properties, assets, interests and rights of MFI that are Related to the Business, as the same shall exist at the Closing, including the following (but in each case specifically excluding the Excluded Assets):

(a)	Owned Real Property;

(b)	Leasehold interests in the Leased Real Property;

(c)	Personal Property Related to the Business;

(d)	Inventories Related to the Business;

(e)	Receivables Related to the Business;

(f)	Business Intellectual Property;

(g)	Contracts Related to the Business;

(h)	Books and Records Related to the Business;

(i)	all rights and interests under or pursuant to all warranties, representations and guarantees, express, implied or otherwise, of or made by suppliers or others Related to the Business, to the extent assignable;

(j)	Prepaid Amounts and other current assets Related to the Business;

(k)	all goodwill used in carrying on, or arising from the operation of, the Business; and

(l)	the Eco-energy Agreement.

“Purchase Price” has the meaning given to such term in Section 2.2.

“Purchaser’s Indemnified Parties” means the Purchaser and its Affiliates, and their respective directors, officers, employees and agents.

“Purchaser’s Disclosure Letter” has the meaning given to such term in the introduction to Article 5.

“Real Property” means all Owned Real Property and all Leased Real Property.

“Realty Tax” means all taxes, levies, charges, local improvement rates and assessments whatsoever charged against the Real Property or part thereof by any lawful taxing authority.

“Receivables” means all accounts receivable, bills receivable, trade accounts, book debts and insurance claims arising from the operation of the business of a Person, together with any unpaid interest accrued on such items and any security or collateral for such items, including recoverable deposits.

“Reference Net Working Capital Related to the Business” means $11,800,000.

“Related to the Business” means used primarily in, or related primarily to, the Business and required for operation of the Business as it is currently operated.

“Release” means any spilling, pouring, emitting, emptying, placing, discharging, injecting, escaping, leaking, dumping, or spraying into the natural environment.

“Remedial Action” means all actions to (i) clean up, remove, treat or in any other way address the presence of Hazardous Material at concentrations exceeding remediation guidelines; (ii) prevent the Release of any Hazardous Material; (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care; (iv) correct a condition of noncompliance with Environmental Laws; or (v) to address, correct, respond to or prevent a claim relating to the Environment.

“Remediation” has the meaning given to such term in Section 9.6(h).

“Rendering Services Agreement” has the meaning given to such term in Section 13.2(c).

“Required Amount” has the meaning given to such term in Section 5.4.

“Restricted Assets” has the meaning given to such term in Section 3.4.

“Restricted Business” means the business of (i) the purchase and/or collection of animal and poultry by-products or organic waste from animal, poultry and food processing operations and restaurants and food retailers, and the conversion, processing and/or recycling of such by-products into fats, protein meal products, biodiesel and other finished products, (ii) the collection and/or processing of used cooking oil from Third Parties, and (iii) the servicing of grease traps for Third Parties.

“Restricted Period” has the meaning given to such term in Section 13.1.

“Reverse Termination Fee” has the meaning given to such term in Section 10.3(a).

“Review Period” has the meaning given to such term in Section 2.6(b).

“Risk Letter” means a letter to the Purchaser from the Commissioner stating that, if the Purchaser completes the transactions contemplated by this Agreement, it would be doing so at its own risk.

“Securitization Receivables” means Receivables Related to the Business which have been sold to Market Garden Funding LLC pursuant to a purchase, sale and servicing agreement dated October 27, 2010, as amended, between MFI and Market Garden Funding LLC.

“Settlement Accountant” has the meaning given to such term in Section 2.6(b).

“Settlement Accountant Determination” has the meaning given to such term in Section 2.6(b).

“subsidiary” means, with respect to any Person, any other Person who is directly or indirectly owned or controlled by such Person.

“Tax” or “Taxes” means any tax, duty, excise, fee, impost, assessment, deduction, charge or withholding tax, including federal, national, foreign, state, provincial, municipal or local sales tax, goods and services tax, harmonized sales tax, value added tax, land transfer tax, business tax, property purchase tax, income tax, business tax, capital tax, premium tax or other federal, national, foreign, state, provincial, municipal or local tax, or any liability with respect thereto, including any penalty or interest payable with respect thereto, but excluding Realty Taxes.

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supp) and the regulations thereunder.

“Tax Return” means any return, declaration, report, or information return or statement relating to Taxes.

“Tax Survival Period” has the meaning given to such term in Section 8.1.

“Technology” means any software, systems and technology, whether completed or in the course of development, that is Related to the Business and owned by MFI, and that is not an Excluded Asset.

“Third Party” means any Person, other than MFI or the Purchaser and their respective Affiliates.

“Third Party Claim” has the meaning given to such term in Section 9.9.

“Third Party Intellectual Property” means Intellectual Property that is owned or controlled by any Third Party.

“threatened” means, in respect of a legal proceeding or investigation, a demand (whether written or oral) has been made or notice (whether written or oral) has been given that a legal proceeding or investigation or other matter is to be asserted, commenced, taken or otherwise pursued in the future.

“Transfer Taxes” means any sales, use, property transfer, documentary, stamp, registration, recording or similar Taxes (including, for greater certainty, goods and services tax or harmonized sales tax).

“Transferred Employee” means an Employee who has accepted an offer of employment from the Purchaser or one of the Purchaser’s Affiliates.

“Transition Services Agreement” means an agreement, substantially in the form of Exhibit A, between MFI and the Purchaser pursuant to which support will be provided by MFI to the Business for a transitional period following the Closing.

“Tribunal” means the Competition Tribunal established pursuant to the Competition Tribunal Act, R.S.C., 1985, c. 19 (2nd Supp.), as amended.

“Truro Encroachment” has the meaning given to such term in Section 6.8.

“Vertically-Integrated Competing Business” has the meaning given to such term in Section 13.2(b).

1.2 Accounting Principles. Whenever in this Agreement reference is made to generally accepted accounting principles, or to “GAAP,” unless the context requires otherwise, such reference shall be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor entity thereto, applicable as at the date on which such principles are to be applied or on which any calculation or determination is required to be made in accordance with generally accepted accounting principles.

1.3 Actions on Non-Business Days. If any payment is required to be made or other action (including the giving of notice) is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be considered to have been made or taken in compliance with this Agreement if made or taken on the next succeeding Business Day.

1.4 Currency and Payment Obligations. Except as otherwise expressly provided in this Agreement:

(a)	all dollar amounts referred to in this Agreement are stated in Canadian Dollars;

(b)	any payment contemplated by this Agreement shall be made by wire transfer of immediately available funds to an account specified by the payee, by cash, certified cheque or any other method that provides immediately available funds; and

(c)	except in the case of any payment due on the Closing Date, any payment due on a particular day must be received by and be available to the payee not later than 2:00 p.m. (Eastern Time) on the due date at the payee’s address for notice under Section 14.1 or such other place as the payee may have specified in writing to the payor in respect of a particular payment and any payment made after that time shall be deemed to have been made and received on the next Business Day.

1.5 Calculation of Time. In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Eastern Time) on the last day of the period. If any period of time is to expire hereunder on any day that is not a Business Day, the period shall be deemed to expire at 5:00 p.m. (Eastern Time) on the next succeeding Business Day.

1.6 Additional Rules of Interpretation.

(a)	Gender and Number. In this Agreement, unless the context requires otherwise, words in one gender include all genders and words in the singular include the plural and vice versa.

(b)	Headings and Table of Contents. The inclusion in this Agreement of headings of Articles and Sections and the provision of a table of contents are for convenience of reference only and are not intended to be full or precise descriptions of the text to which they refer.

(c)	Section References. Unless the context requires otherwise, references in this Agreement to Sections, Schedules or Exhibits are to Sections, Schedules or Exhibits of this Agreement.

(d)	Words of Inclusion. Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” and the words following “include”, “includes” or “including” shall not be considered to set forth an exhaustive list.

(e)	References to this Agreement. The words “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions shall be construed as referring to this Agreement in its entirety and not to any particular Section or portion of it.

(f)	Statute References. Unless otherwise indicated, all references in this Agreement to any statute include the regulations thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also as including, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith and which are legally binding.

(g)	Document References. All references herein to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules and exhibits attached thereto.

1.7 Virtual Data Room. Any reference to a document or matter being “made available to the Purchaser” includes the posting of such document or matter on MFI’s virtual data room (the “Data Room”) to which the Purchaser has had access, a copy of the index for such virtual data room being attached at Section 1.7 of MFI’s Disclosure Letter; provided that access to such documents or matters via the virtual data room shall have been granted to the Purchaser at least one (1) Business Day prior to the date of this Agreement with an accompanying notice of posting of such documents or matters.

1.8 Schedules and Exhibits. The following are the Schedules and Exhibits attached to and incorporated in this Agreement by reference and deemed to be a part hereof:

EXHIBITS

A	Transition Services Agreement

B	Payment and Allocation of the Purchase Price

SCHEDULES

Schedule 6.7         Material Business Authorizations

ARTICLE 2

PURCHASE AND SALE

2.1 Purchase and Sale. At the Closing, subject to the terms and conditions of this Agreement, MFI shall sell to the Purchaser, and the Purchaser shall purchase from MFI, the Purchased Assets, free and clear of all Liens of any kind or nature other than Permitted Liens.

2.2 Consideration. The purchase price (the “Purchase Price”) payable for the Purchased Assets shall be an amount equal to:

(a)	CAD $645 million in cash;

(b)	increased or reduced, as the case may be, by the amount by which the Net Working Capital Related to the Business as of the Closing Date is greater than or less than Reference Net Working Capital Related to the Business, in each case, in accordance with Section 2.6;

(c)	increased or reduced, as the case may be, by the amount by which the Market Value of Finished Goods is greater than or less than the value of such goods as reflected on the balance sheet of the Business as of the Closing Date; provided, however, that any such increase or reduction shall be without duplication of the same amounts calculated and taken into account in accordance with paragraph 2.2(b) above; and

(d)	increased by the amount of any capital expenditures incurred by MFI after the date that is sixty (60) days from the date of this Agreement up to the Closing Date, if the Closing Date occurs more than sixty (60) days after the date hereof, in respect of a Major Project, which amount shall not in any event exceed the maximum amount disclosed in Section 1.1(b) of MFI’s Disclosure Letter without the express prior written consent of the Purchaser (collectively with the amounts in (b) and (c) above, the “Adjustment Amount”); plus

(e)	an amount equal to the value of the Assumed Liabilities.

2.3 Estimated Purchase Price. Not less than five (5) Business Days prior to the Closing Date, MFI shall deliver to the Purchaser a written statement (the “Estimated Purchase Price Statement”) setting forth MFI’s estimate, as of the Closing Date, of the Purchase Price (calculated using the same principles set out in Section 2.6(a)), for the purpose of determining the Estimated Purchase Price and the Estimated Cash Purchase Price. The Estimated Purchase Price shall be the sum of clauses (a) through (e) in Section 2.2 above. The Estimated Cash Purchase Price shall be the sum of clauses (a) through (d) in Section 2.2 above. The Estimated Purchase Price and the Estimated Cash Purchase Price shall be calculated in the manner set forth in Section 2.2 using an estimate of the Adjustment Amount as of the Closing Date that is set out in the Estimated Purchase Price Statement. The Estimated Purchase Price Statement shall set out each separate element of the estimated Adjustment Amount. MFI shall provide the Purchaser with copies of or reasonable access to such Books and Records and reasonable access to senior personnel within MFI with knowledge of the matters recorded as are reasonably necessary for purposes of confirming the amounts set forth in the Estimated Purchase Price Statement.

2.4 Payment of the Purchase Price. At the Closing, the Purchaser shall pay an amount (the “Closing Payment Amount”) equal to the Estimated Purchase Price. The Closing Payment Amount shall be paid and satisfied in full by: (i) the delivery of a cash payment in an amount equal to the Estimated Cash Purchase Price to MFI; and (ii) the assumption by the Purchaser of the Assumed Liabilities by delivery at the Closing of the agreement contemplated by Sections 3.2(b) and 3.3(c).

2.5 Allocation. The consideration payable for the Purchased Assets shall be an amount equal to the aggregate of the Cash Purchase Price and the value of the Assumed Liabilities and shall be allocated as set forth in Exhibit B (which Exhibit shall be mutually agreed to by the Purchaser and MFI during the Interim Period). The Purchaser and MFI shall report an allocation of the Purchase Price among the Purchased Assets in a manner entirely consistent with Exhibit B and shall not take any position inconsistent therewith in the preparation of financial statements for Tax purposes, the filing of any Tax Returns or in the course of any audit by any Governmental Entity, Tax review or Tax proceeding relating to any Tax Returns. In connection with any Transfer Taxes payable in respect of the Purchased Assets under Section 12.15, MFI and the Purchaser shall, no later than seven (7) days prior to the Closing Date, mutually agree on an allocation of the Estimated Purchase Price in respect of the Purchased Assets, including an allocation of such amounts to the Purchased Assets located in each province, to be used for calculating the amount(s) of Transfer Taxes to be remitted or self-assessed to the relevant Governmental Entities.

2.6 Post-Closing Adjustment of Estimated Purchase Price. The Estimated Purchase Price shall be adjusted following the Closing as provided in this Section:

(a)	Within sixty (60) days after the Closing Date, the Purchaser shall prepare, in accordance with GAAP and applying the same accounting principles, policies and practices that were used by MFI in preparing the Financial Statements, and deliver to MFI, a written determination of the Adjustment Amount as of the Closing Date (the “Initial Determination”), including the basis for such Initial Determination, which shall be set forth in reasonable detail with all supporting calculations.

(b)

Upon receipt of the Initial Determination, MFI shall have thirty (30) days (the “Review Period”) to review such Initial Determination and the related calculations, provided however that MFI may object to the Initial Determination only on the basis that (i) in the case of the Net Working Capital Related to the Business, the amounts were not calculated by applying the same accounting principles, policies and practices that were used in preparing the Financial Statements, (ii) mathematical error, or (iii) that a particular item was or was not required by this Agreement to be included in the calculation of the Adjustment Amount. For such purpose, the Purchaser shall give MFI and its representatives full access to the books, records and other materials of the Purchaser and the personnel of, and work papers prepared by or for, the Purchaser or its accountants and representatives, including, without limitation, to such historical financial information relating to the Business as MFI or its representatives may request, acting reasonably. If MFI accepts such Initial Determination in writing or does not provide written notice to the Purchaser setting forth any objection in accordance with subsections (i), (ii) and (iii) above (the “MFI Determination”) to such Initial Determination, including each proposed change to any component of the Initial Determination and the basis therefor prior to the expiration of the Review Period, then the Adjustment Amount as of the Closing Date, as set forth in such Initial Determination shall be final and binding upon the Parties. If MFI delivers the MFI Determination prior to the expiration of the Review Period, MFI and the Purchaser shall use their reasonable efforts to resolve the differences between the MFI Determination and the Purchaser Determination within fifteen (15) days following the receipt by the Purchaser of the MFI Determination. If the Parties are unable to resolve such differences within such fifteen (15) day period, then the matter shall be submitted as promptly as practicable to Deloitte, or if Deloitte is unwilling or unable to serve in such capacity, to such other accounting firm agreed to by MFI and the Purchaser (the “Settlement Accountant”). The Settlement Accountant shall reach its own independent determination with respect to the items referred to in subsections (i), (ii) and (iii) above (the “Settlement Accountant Determination”), based on its review of each component of the MFI Determination and of the Purchaser Determination and such other information as the Settlement Accountant shall reasonably request and obtain from the Parties. The Settlement Accountant Determination shall reflect the net adjustment to the Estimated Purchase Price based on the Settlement Accountant’s independent review; for greater clarity, the Settlement Accountant Determination with respect to the Net Working Capital Related to the Business shall be prepared in accordance with GAAP applying the same accounting principles, policies and practices that were used in preparing the Financial Statements. Following the preparation of the Settlement Accountant Determination, the Settlement Accountant shall select either the Initial Determination or the Purchaser Determination, whichever is quantitatively closer to the Settlement Accountant Determination or, if the Settlement Accountant Determination represents the precise average of the Initial Determination and the Purchaser Determination, the Settlement Accountant shall select the Settlement Accountant Determination. The Settlement Accountant shall make such selection within fifteen (15) days following the submission of the matter to it, and such selection shall be final and binding upon MFI and the Purchaser and may be entered and enforced in any court having jurisdiction. Each of MFI and the Purchaser agrees that it will not have any right to, and will not, institute any proceeding of any kind challenging such determination or with respect to the matters that are the subject of this Section 2.6, except that the foregoing shall not preclude a proceeding to enforce such determination.

(c)	If any dispute is submitted to the Settlement Accountant pursuant to this Section 2.6, the fees, charges and expenses of the Settlement Accountant shall be paid one-half by MFI and one-half by the Purchaser.

(d)	“Final Adjustment Amount” means the amount of the Adjustment Amount as of the Closing Date and as agreed by MFI and the Purchaser or as determined by the Settlement Accountant in accordance with Section 2.6(b).

(e)	If the Final Adjustment Amount is greater than the Adjustment Amount set forth in the Estimated Purchase Price Statement (the “Excess Adjustment Amount”), the Purchaser shall pay to MFI an amount equal to the Excess Adjustment Amount, which amount shall be received by MFI in accordance with the allocation set forth in Exhibit B.

(f)	If the Final Adjustment Amount is less than the Adjustment Amount set forth in the Estimated Purchase Price Statement (the “Adjustment Amount Deficiency”), MFI shall pay to the Purchaser an amount equal to the Adjustment Amount Deficiency, which amount shall be paid by MFI in accordance with the allocation set forth in Exhibit B.

(g)	Any payment due under this Section 2.6 shall (A) be payable within five (5) Business Days after the determination of the Final Adjustment Amount (the “Adjustment Payment Date”), and (B) be made by wire transfer of immediately available funds.

2.7 Income Tax Elections.

(a)	Subsection 20(24) Election. The Purchaser and MFI shall, if applicable, jointly execute and file an election under subsection 20(24) of the Tax Act in the manner required by subsection 20(25) of the Tax Act and under the equivalent or corresponding provisions of any applicable provincial or territorial Tax statute, in the prescribed forms and within the time period permitted under the Tax Act and under any other applicable provincial or territorial statute, as to such amount paid by MFI to the Purchaser for assuming future obligations. In this regard, the Purchaser and MFI acknowledge that a portion of the Purchased Assets transferred by MFI pursuant to this Agreement and having a value equal to the amount elected under subsection 20(24) of the Tax Act and the equivalent provisions of any applicable provincial or territorial statute, is being transferred by MFI as a payment for the assumption of such future obligations by the Purchaser.

(b)	Section 22 Election. The Purchaser and MFI shall elect jointly in the prescribed form under section 22 of the Tax Act, section 184 of the Taxation Act (Québec), if applicable, and the corresponding provisions of any other applicable provincial or territorial Tax statute as to the sale of the Receivables included in the Purchased Assets and designate in such election an amount equal to the portion of the Purchase Price allocated to such Receivables pursuant to Section 2.5. This election, or these elections, shall be made within the time prescribed for such elections.

(c)	Other Tax Elections. The Purchaser and MFI shall also execute and deliver such other Tax elections and forms as they may mutually agree upon.

2.8 Restrictive Covenant Tax Election.

(a)	Nature of Covenant. The Purchaser and MFI confirm that the restrictive covenants described in Article 13 are granted to maintain or preserve the value of goodwill directly or indirectly acquired by the Purchaser under this Agreement.

(b)	No Allocation to Restrictive Covenants. MFI and the Purchaser agree and acknowledge that no portion of the Purchase Price shall be allocable to the restrictive covenants described in Article 13.

(c)	Tax Election. If requested in writing by MFI, the Purchaser agrees to jointly elect with MFI in accordance with subsection 56.4(7) of the Tax Act (and any equivalent provincial or territorial Tax legislation) to have subsection 56.4(5) of the Tax Act (or the equivalent provincial or territorial provision) apply with respect to the restrictive covenants described in Article 13. Such election(s) shall be filed in prescribed form and manner and within the time prescribed in subsection 56.4(13) of the Tax Act (or the equivalent provincial or territorial provision); provided that (i) if no prescribed form or manner has been specified under the applicable legislation, such election shall be filed in such form or manner as may be requested by MFI, acting reasonably, and (ii) if such election is not so filed on a timely basis, the Parties shall cooperate to seek consent of the applicable Tax authority to a late filing of such election.

2.9 GST/HST/QST Elections. At the Closing, the Purchaser and MFI shall execute jointly an election under Section 167 of the Excise Tax Act (Canada) and its equivalent in Quebec pursuant to section 75 of the Act respecting the Quebec sales tax to have the sale of the Purchased Assets take place on a goods and services/harmonized sales tax-free basis under Part IX of the Excise Tax Act (Canada) and on a Quebec sales tax-free basis pursuant to the Act respecting the Quebec sales tax. The Purchaser shall file the elections in the manner and within the time prescribed by the relevant legislation. The Purchaser shall indemnify and hold MFI harmless in respect of any goods and services/harmonized sales tax, Quebec sales tax, penalties, interest and other amounts which may be assessed against MFI as a result of the transactions under this Agreement not being eligible for such elections or as a result of the Purchaser’s failure to file the elections within the prescribed time.

ARTICLE 3

CLOSING

3.1 Time and Place of Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Blake, Cassels & Graydon LLP, 40th Floor, Commerce Court West, 199 Bay Street, Toronto, Ontario at 10:00 a.m., local time, on the Closing Date, or at such other place or time on the Closing Date as may be mutually agreed by the Parties. All transactions at the Closing shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed and no document or certificate shall be deemed to have been delivered until all transactions are completed and all documents delivered.

3.2 Documents to be Delivered by MFI. Unless waived in writing by the Purchaser, at the Closing, MFI shall deliver, or arrange to have delivered, to the Purchaser the following:

(a)	a certificate executed on behalf of MFI by a senior officer thereof to the effect that the conditions set forth in Section 6.1 have been satisfied;

(b)	a general conveyance and assumption of liabilities agreement in respect of the Purchased Assets and Assumed Liabilities, in a form mutually agreed by the Parties (acting reasonably) and prepared in accordance with Applicable Law relating to the Purchased Assets conveyed thereunder, and duly executed by MFI, together with such other deeds of conveyance, bills of sale, assurances, transfers, assignments, consents, and such other agreements, documents and instruments as may be reasonably required by the Purchaser to complete the transfer of the Purchased Assets and the assumption of the Assumed Liabilities. Without limiting the generality of the foregoing, MFI shall cause the Planning Act (Ontario) statements to be completed with respect to any transfer relating to Owned Real Property in the Province of Ontario;

(c)	the Transition Services Agreement, duly executed by MFI;

(d)	the elections referred to in Sections 2.7, 2.8 and 2.9;

(e)	a certificate from each applicable workers’ compensation authority (e.g., the Workplace Safety and Insurance Board of Ontario) confirming that MFI’s account(s) Related to the Business under applicable workers’ compensation Laws are in good standing as of the Closing Date;

(f)	a consent from the Government of Canada to the assignment of the Eco-energy Agreement to the Purchaser;

(g)	a repurchase agreement executed by each of MFI and Market Garden Funding LLC effecting the repurchase of the Securitization Receivables; and

(h)	such other deliverables as MFI may be required to deliver pursuant to Section 3 of MFI’s Disclosure Letter.

3.3 Documents to be Delivered by the Purchaser. Unless waived in writing by MFI, at the Closing, the Purchaser shall deliver or arrange to have delivered to MFI the following:

(a)	evidence of payment of the Closing Payment Amount;

(b)	a certificate executed on behalf of the Purchaser by a senior officer thereof to the effect that the conditions set forth in Section 7.1 have been satisfied;

(c)	a general conveyance and assumption of liabilities agreement in respect of the Purchased Assets and Assumed Liabilities, in a form mutually agreed by the Parties (acting reasonably) and prepared in accordance with Applicable Law relating to the Purchased Assets conveyed thereunder, and duly executed by the Purchaser, together with such other deeds of conveyance, bills of sale, assurances, transfers, assignments, consents, and such other agreements, documents and instruments as may be reasonably required by MFI to complete the transfer of the Purchased Assets and the assumption of the Assumed Liabilities;

(d)	the Transition Services Agreement, duly executed by the Purchaser;

(e)	the elections referred to in Sections 2.7, 2.8 and 2.9; and

(f)	such other deliverables as the Purchaser may be required to deliver pursuant to Section 3 of the Purchaser’s Disclosure Letter.

3.4 Non-Transferable and Non-Assignable Assets. To the extent that any Purchased Asset to be transferred to the Purchaser on the Closing, or any claim, right or benefit arising under or resulting from such Purchased Asset is not capable of being transferred without the approval, consent or waiver of any Third Party (unless the approval, consent or waiver of such Third Party is obtained), or if the transfer of any Purchased Asset would constitute a breach of any obligation under, or a violation of, any Applicable Law (all such assets being collectively referred to in this Agreement as “Restricted Assets”), this Agreement shall not constitute an agreement to transfer any Restricted Asset unless and until such approval, consent or waiver of such Third Party has been obtained or the transfer of such Purchased Asset no longer constitutes a breach of such obligation under, or a violation of, such Applicable Law. After the Closing and until all such Restricted Assets are transferred to the Purchaser, to the extent permitted by law, MFI shall use commercially reasonable efforts to co-operate with the Purchaser in any reasonable and lawful arrangements designed to provide the benefits of the Restricted Assets to the Purchaser. The Purchaser shall indemnify and save MFI harmless from any Damages in respect of such Restricted Assets in connection with or arising as a result of any action of MFI taken pursuant to this Section 3.4. For greater certainty, nothing in this Section 3.4 shall be deemed to obligate the Purchaser to close the transaction unless and until all closing conditions set forth in Article 6 have been satisfied or waived in writing by the Purchaser.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF MFI

Except as set forth in the disclosure letter delivered to the Purchaser by MFI concurrently with the execution and delivery of this Agreement (“MFI’s Disclosure Letter”), as a material inducement to the Purchaser’s entering into this Agreement and completing the transactions contemplated by this Agreement, and acknowledging that the Purchaser is entering into this Agreement in reliance upon the representations and warranties of MFI set out in this Article 4, MFI represents and warrants to the Purchaser as follows:

4.1 Organization, Standing and Power. MFI is a corporation validly existing and in good standing under the laws of its jurisdiction of organization. MFI has the requisite corporate power and authority to own, lease and operate its properties and to carry on each of its businesses as now being conducted. MFI is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business in such jurisdiction makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not adversely affect the Business in any material respect. Section 4.1 of MFI’s Disclosure Letter contains a complete list of the jurisdictions in which the Business is carried on by MFI.

4.2 No Bankruptcy. MFI (i) is not an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) or any similar Applicable Law, (ii) has not made an assignment in favour of its creditors or made a proposal, complaint or petition in bankruptcy to its creditors or any class thereof, (iii) not had any petition for a receiving order or petition for relief presented in respect of it, and (iv) has not initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver has been appointed in respect of MFI, or any of its respective property or assets, and no execution or distress has been levied upon any of its property or assets. No act or proceeding has been taken or authorized by or against MFI with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, MFI.

4.3 Authority. MFI has the corporate power and authority to execute, deliver and perform this Agreement, all other agreements and instruments required to be delivered hereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly and validly authorized by all necessary corporate action on the part of MFI and no additional corporate action, including any approval of the shareholders of MFI, is required to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by MFI and constitutes a valid and binding obligation of MFI, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

4.4 No Conflicts; Required Filings and Consents.

(a)	Except as disclosed in Section 4.4 of MFI’s Disclosure Letter, none of the execution, delivery and performance of this Agreement and all other agreements and instruments required to be delivered hereunder or the consummation of the transactions contemplated hereby and thereby will (i) conflict with or result in a violation, breach, termination or acceleration of, or default under (or with the giving of notice or passage of time, or both, would result in a violation, breach, termination, acceleration or default) any of the terms, conditions or provisions of the constating documents of MFI, as amended to date; (ii) result in the violation in any material respect of any Applicable Law applicable to the Business; (iii) result in the imposition of any Lien upon any assets of the Business other than a Permitted Lien; or (iv) conflict with or result in a violation, breach, termination, acceleration, or default under or material change in the terms of (or with the giving of notice or passage of time, or both, would result in a violation, breach, termination, acceleration, or default under or material change in the terms of), any Material Contract.

(b)	Except as disclosed in Section 4.4 of MFI’s Disclosure Letter, (i) no consent is required under any Material Contract and no consent, approval, Order, waiver or authorization of, or registration, declaration, deposit, payment or filing with or to, any Governmental Entity, or other Third Party, is required to be obtained or made by, or with respect to, MFI in connection with the execution and delivery of this Agreement and all other agreements and instruments required to be delivered hereunder and/or the consummation of the transactions contemplated hereby and thereby by MFI and (ii) no Material Contract prohibits assignment, requires stated or unstated amounts in payment upon assignment, automatically imposes material amendments to such Material Contract upon assignment, or requires consent upon a change of/in control of the Business (where the applicable definition of a “change of/in control” includes the transactions contemplated by this Agreement).

4.5 Financial Statements.

(a)	Section 4.5 of MFI’s Disclosure Letter sets forth a copy of the Financial Statements. The Financial Statements were prepared in accordance with GAAP, applied on a basis consistent with MFI’s past practice, except as otherwise stated therein or as described in Section 4.5 of MFI’s Disclosure Letter. Each of the Financial Statements is complete and correct in all material respects. The Financial Statements present fairly, in all material respects, the financial condition and operating results of the Business as a whole, as of the dates, and for the periods, indicated therein. The information contained in the Financial Statements was used in the preparation of MFI’s audited annual financial statements and unaudited quarterly financial statements issued to shareholders. The Business does not have any material liabilities or material obligations of a nature required by GAAP to be reflected on a balance sheet of the Business, other than such liabilities or obligations (i) which have been disclosed in MFI’s Disclosure Letter, (ii) which have been provided for or reserved against in the Financial Statements or (iii) which have been incurred in the ordinary course of business since June 30, 2013.

(b)	The Business makes and keeps books, records and accounts which, in reasonable detail, accurately and fairly reflect its transactions and dispositions of its assets. The Business maintains systems of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) except as described in Section 4.5 of MFI’s Disclosure Letter, transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets; and (iii) the recorded accountability for assets is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

4.6 Absence of Certain Changes. Except as contemplated by this Agreement or as set out in Section 4.6 of MFI’s Disclosure Letter, since June 30, 2013, the Business has been carried on in the ordinary course of business and the Business has not entered into any transaction out of the ordinary course of business. Except as contemplated by this Agreement or as set out in Section 4.6 of MFI’s Disclosure Letter, since June 30, 2013, there has not been, occurred or arisen any:

(a)	capital expenditure or commitment by the Business to make any capital expenditure in any individual amount exceeding $250,000 or, in the aggregate, exceeding $1,000,000, except as contemplated in Section 1.1(b) of MFI’s Disclosure Letter or in the capital expenditure budget for the Business for the period ending December 31, 2013 (a copy of which has been made available to the Purchaser);

(b)	destruction of, damage to, or loss of any material assets of the Business;

(c)	increase in the salary or other compensation or benefits payable or to become payable by the Business to any officers, directors, employees or consultants of the Business, except in the ordinary course of business;

(d)	except in the ordinary course of business, sale, lease, license or other disposition of any of the assets or properties of the Business in any individual transaction with a transaction value exceeding $100,000 or in all such transactions with a transaction value exceeding $500,000 in the aggregate;

(e)	loan by the Business to any Person or guarantee by the Business of any loan, except for (i) travel, relocation assistance or similar advances made to employees of the Business in connection with their employment duties in the ordinary course of business, and (ii) trade payables in the ordinary course of business;

(f)	event, change or effect that has had or would have a Material Adverse Effect on the Business; or

(g)	Contract by the Business relating to any of the things described in the preceding clauses (a) through (f), other than as contemplated by this Agreement.

4.7 Legal Proceedings. There is no action, suit, proceeding or claim pending before any agency, court or tribunal, or, to the Knowledge of MFI, threatened against the Business which, if determined adversely to MFI, would adversely affect the Business, including rendering a Facility no longer Operable. There is no Order outstanding against the Business that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement.

4.8 Title to Property and Sufficiency of Assets.

(a)	Except as disclosed in Section 4.8(a) of MFI’s Disclosure Letter and except for the Securitization Receivables as at the date of this Agreement (it being acknowledged that such exception for the Securitization Receivables will not apply as of the Closing), MFI has good and marketable title (both registered and beneficial) to the Purchased Assets (other than in respect of Intellectual Property, the representations and warranties in respect of which are addressed in Section 4.10) free and clear of all Liens, except for Permitted Liens, or with respect to any Purchased Assets that are leased, valid leasehold interests therein, free and clear of all Liens, except for Permitted Liens.

(b)	Other than the property and assets described in paragraphs (a) to (k) of the definition of “Excluded Assets”, the Purchased Assets together with any assets of MFI used to provide the Inter-Company Services constitute all of the property and assets used or held for use by MFI in connection with, and, to the Knowledge of MFI, are sufficient for, the operation of the Business in substantially the same manner as conducted since January 1, 2012, subject to any additions, replacements or deletions made to such property or assets in the ordinary course of business. Except for this Agreement, there is no agreement, option or other right or privilege outstanding in favour of any Person for the purchase from MFI any of its property or assets Related to the Business, other than the purchase of Inventory in the ordinary course of business.

(c)	Other than the Inter-Company Services, there are no material services provided or functions performed by MFI or any of MFI’s Affiliates for the benefit of the Business.

4.9 Real Property.

(a)	Section 4.9 of MFI’s Disclosure Letter sets forth a list of all the Real Property and MFI has made available to the Purchaser a copy of each of the Guelph Lease and the Montreal Lease (each a “Lease”). Each Lease, with respect to the lessee, is valid and subsisting in accordance with its terms, and there is not under any Lease any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) by the lessee, which default could reasonably be expected to result in the termination of such Lease.

(b)	Except as disclosed in Section 4.9 of MFI’s Disclosure Letter:

(i)	to the Knowledge of MFI, all Owned Facilities are located wholly within the boundaries of the Owned Real Property on which they are located, except where the failure to be so located would not have a material impact on the continued use of such Owned Facilities in the manner that such Owned Facility has been used by the Business since January 1, 2012. To the Knowledge of MFI, the location and existence of each of the Owned Facilities does not breach the provisions of any easement, right-of-way or other Lien registered against or otherwise affecting the Owned Real Property to which it relates;

(ii)	to the Knowledge of MFI, none of the operations or maintenance by MFI of the Owned Facilities (A) violates any registered restrictive covenant affecting such Owned Facilities or (B) violates any provision of Applicable Laws in any manner that would prevent the Business from being carried on in all material respects;

(iii)	to the Knowledge of MFI, each of the Owned Real Properties has full and free legally enforceable access to and from a public highway, whether directly or by valid registered easement through adjacent private lands, which access, in each case is sufficient for purposes of the normal operation of the Business on substantially the same basis as the Business has been operated since January 1, 2012, and there is no fact or condition that would result in the interruption or termination of such access;

(iv)	to the Knowledge of MFI, all public utilities required for normal operation of the Business connect into the Real Properties through adjoining public highways or, if they pass through adjoining private land, do so in accordance with valid registered easements and are sufficient for the operation of the Business for its current use;

(v)	other than current rents owing pursuant to the Montreal Lease, there is nothing owing in respect of the Real Property by MFI to any municipal corporation or to any other Governmental Entity or to any other utility corporation or commission, or for the use thereof, other than current accounts in respect of which the payment due date has not yet passed;

(vi)	there are no outstanding Realty Taxes, levies, charges or fees assessed against MFI in respect of the Real Properties by any Governmental Entity (including development or local improvement levies, charges or fees) other than owing pursuant to the Montreal Lease or those which constitute Permitted Liens;

(vii)	to the Knowledge of MFI, the Owned Real Properties are zoned so as to permit their current use or such current use is a legal non-conforming use;

(viii)	MFI has not received notice of any, and there are no existing or, to the Knowledge of MFI, contemplated expropriation or condemnation proceedings or other similar public or private proceedings affecting the Owned Real Properties or any of them or any part thereof other than any expropriations, which, as of the date hereof, have been completed and in respect of which the expropriation plan has been registered on title to the applicable Owned Real Property;

(ix)	MFI has not received notice (whether written or oral) of and, to the Knowledge of MFI there are not, any work orders or notices advising of any defects in the construction or state of repair of the Real Property which will remain outstanding on and after the Closing Date, or any notice or directive which will be outstanding on and after the Closing Date requiring any alterations, repairs, improvements or other work to be done with respect to the Real Property or relating to any non-compliance with any building permits, building restriction, by-law, requirement, regulation or ordinance from any Governmental Entity;

(x)	to the Knowledge of MFI, the Facilities and all other structures located on the Real Property have been constructed in accordance with plans and specifications approved by all relevant Governmental Entities in all material respects; and

(xi)	MFI is not in default under or in breach of any agreement, notice or instrument registered against title to the Real Property, including any Permitted Liens, and, to the Knowledge of MFI, there exists no state of facts which after notice or passage of time, or both, would constitute such a default or breach, and all such agreements, notices, instruments and Permitted Liens are now in good standing and MFI is entitled to all benefits, rights and privileges thereunder; and

(xii)	MFI has the exclusive right to possess, use, occupy and dispose of the Real Property, subject only to the Permitted Liens.

(c)	Section 4.9(c) of MFI’s Disclosure Letter sets forth:

(i)	all Construction Contracts;

(ii)	the total price of the services or materials provided to MFI to date pursuant to each Construction Contract;

(iii)	all amounts to be paid by MFI or a permitted assignee of MFI in order to complete each Construction Contract; and

(iv)	the total amount of holdbacks which have been made in relation to the Construction Contracts.

(d)	MFI has not received any notice (whether written or oral) of a Lien other than a Permitted Lien arising under or relating to any Construction Contract that:

(i)	relates to MFI’s interest in any of the Real Property; and

(ii)	has not been subsequently withdrawn.

(e)	In respect of any Construction Projects for a Facility in Ontario, MFI is not a “constructor” within the meaning of the Occupational Health and Safety Act (Ontario);

(f)	In respect of any Construction Contract for a Facility in Manitoba which requires payment of more than $50,000 over the term of such Contraction Contract and in respect of which work has not been substantially performed, MFI is not a “prime contractor” within the meaning of The Workplace Health and Safety Act (Manitoba);

(g)	In respect of any Construction Contract for a Facility in Nova Scotia which requires payment of more than $50,000 over the term of such Contraction Contract and in respect of which work has not been substantially performed, MFI is not a “constructor” within the meaning of the Occupational Health and Safety Act (Nova Scotia); and

(h)	In respect of any Construction Contract for a Facility in Quebec which requires payment of more than $50,000 over the term of such Contraction Contract and in respect of which the end of work has not occurred, MFI is not a “principal contractor” within the meaning of the Act respecting Occupational Health and Safety (Quebec).

4.10 Intellectual Property.

(a)	Section 4.10(a) of MFI’s Disclosure Letter includes a list of all trademark, service mark and copyright registrations and applications for registration included in the Business Intellectual Property, including the jurisdiction in which each such registration has been issued or in which any such application for registration has been filed.

(b)	There are no patents or patent applications pending that constitute Business Intellectual Property.

(c)	There are no Contracts Related to the Business for the use by the Business of Licensed Intellectual Property (other than (i) “shrink-wrap” or “click-wrap” Contracts for generally commercially available software); and (ii) Contracts for use by the Business of Licensed Intellectual Property involving total consideration of less than $50,000 over the term of the license.

(d)	To the Knowledge of MFI, there is no unauthorized use, disclosure, infringement or misappropriation of any Business Intellectual Property by any Third Party which would reasonably be expected to adversely affect the Business.

(e)	MFI is not a party to any suit, action or proceeding alleging that the conduct of the Business infringes any Third Party Intellectual Property or breaches any Licensed Intellectual Property, and to the Knowledge of MFI, no such suit, action or proceeding has been threatened which would be reasonably expected to adversely affect the Business. To the Knowledge of MFI, the conduct of the Business as currently conducted does not infringe on any Third Party Intellectual Property or breach any Licensed Intellectual Property in any material respect. MFI has not brought any action, suit or proceeding against any Third Party for infringement of any Business Intellectual Property.

(f)	MFI has the right: (i) to bring actions for infringement or other misuse of the Business Intellectual Property, and (ii) to assign the Business Intellectual Property to the Purchaser. To the Knowledge of MFI, MFI has diligently protected its legal rights to the use of the Business Intellectual Property.

(g)	In respect of any Business Intellectual Property owned by MFI in which copyright subsists, MFI has obtained from any developers of such Business Intellectual Property waivers of all moral rights and assignments of ownership in any such copyright works.

(h)	MFI has taken commercially reasonable steps to ensure that all software and data forming part of the Purchased Assets is free of any disabling mechanism or protection feature designed to prevent its use, computer virus, worm, software lock, drop dead device, Trojan horse routine, trap door, time bomb or any other codes or instructions that may be used to access, modify, delete, damage or disable any of the Purchased Assets or any computer system on which any of the Purchased Assets is installed or in connection with which they may operate. The Purchased Assets being transferred include all login codes and passwords necessary for the Purchaser to fully operate and maintain the Purchased Assets.

(i)	No shareholder, officer, partner, director or employee of MFI or any Third Party has any right, title or interest in any of the Business Intellectual Property or Technology.

(j)	To the Knowledge of MFI, no Person has challenged the validity or enforceability of any applications or registrations for the Business Intellectual Property or MFI’s rights to any of the Technology or Business Intellectual Property.

(k)	Section 4.10(k) of MFI’s Disclosure Letter describes the material software comprised in the Technology, and to the Knowledge of MFI, such software is in good operating condition. Any source code to be delivered as part of the Technology is set out in Section 4.10(k) of MFI’s Disclosure Letter and will contain information required to compile and run the Technology.

(l)	MFI has used commercially reasonable anti-virus software in connection with the Business. The Purchased Assets being transferred include all login codes and passwords necessary for the Purchaser to fully operate and maintain the Purchased Assets.

(m)	There are no agreements or licenses between the Business on one hand, and MFI or one of its Affiliates on the other hand, relating to the Inter-Company Services.

(n)	To the Knowledge of MFI, MFI has taken commercially reasonable actions, instruction, agreement or otherwise with its employees or other persons permitted access to Technology and Business Intellectual Property, to protect its rights in the Technology or Business Intellectual Property.

(o)	The data, data storage and system facilities of the Business are adequate for the purposes used and have been backed-up and retained in compliance in all material respects with all applicable data retention Laws.

(p)	The software comprising the Purchased Assets does not contain any open source software.

4.11 Environmental Matters.

(a)	Except as disclosed in Section 4.11(a) of MFI’s Disclosure Letter:

(i)	the Business is being and has been for the three (3) years prior to the date of this Agreement conducted in material compliance with all Environmental Laws;

(ii)	the Business has obtained and is in compliance in all material respects with all Environmental Authorizations that are required for the operation of the Business in material compliance with Environmental Laws. No action or proceeding is pending or, to the Knowledge of MFI, threatened to revoke, modify or terminate any such Environmental Authorization and to the Knowledge of MFI, no facts, circumstances or conditions currently exist that are likely to materially adversely affect compliance with such Environmental Authorizations. Section 4.11 of MFI’s Disclosure Letter sets forth a list of all the Environmental Authorizations issued for the conduct of the Business;

(iii)	MFI has not used any of the Purchased Assets, or permitted them to be used, to generate, manufacture, refine, treat, transport, store, handle, dispose, transfer, produce or process Hazardous Materials, except in compliance in all material respects with Environmental Laws;

(iv)	in respect of the Business, MFI has not received any written notice, written report or other written information regarding any actual or alleged violation of Environmental Laws or any Environmental Liabilities or potential Environmental Liabilities, except with respect to any such violation or Environmental Liability that has been resolved or satisfied and none is pending or, to the Knowledge of MFI, threatened;

(v)	in respect of the Business, neither MFI, nor any Facilities, are subject to any administrative or judicial proceedings, or any investigations, by any Governmental Entity pursuant to any Environmental Laws and none is pending or, to the Knowledge of MFI, threatened;

(vi)	to the Knowledge of MFI, there is not located at any of the Real Property (i) any underground storage tanks; (ii) equipment containing polychlorinated biphenyls, or (iii) asbestos-containing materials other than in compliance with Applicable Laws;

(vii)	in respect of the Business, MFI and (while acting within the scope of their work on behalf of MFI), any of its officers, directors, or employees have never been prosecuted for or convicted of any offence under Environmental Laws, nor has MFI or any of its officers, directors or employees (while acting within the scope of their work on behalf of MFI) within the past three (3) years ever received an order to take Remedial Action, or pay any fine, penalty, damages, amount or judgment to any Person as a result of any Release or threatened Release of any Hazardous Materials into the Environment or as a result of a breach of any Environmental Law;

(viii)	all material information concerning any inspection by Governmental Entities under Environmental Laws relating to the Business have been made available to the Purchaser;

(ix)	to the Knowledge of MFI, (i) there are no Hazardous Materials in, on, under, at or migrating or that have migrated from any Owned Real Property and (ii) there has been no Release by MFI of any Hazardous Materials at, on, in, under or from any Owned Real Property or Leased Real Property, at concentrations and in a condition that could reasonably give rise to material Environmental Liabilities;

(x)	to the Knowledge of MFI, none of the Owned Real Property or Leased Real Property has ever been used for the disposal or deposit of waste or residual material;

(xi)	to the Knowledge of MFI, there are no proposed changes to Environmental Laws which may reasonably be expected to give rise to material Environmental Liabilities as a result of their application to the Business or the Real Property; and

(xii)	all environmental audits and site assessments, and documents establishing environmental management systems, or reporting on the outcome of any material environmental remediation activities, for the Owned Real Property and Leased Real Property produced in the past 5 years and in the possession or control of MFI has been made available to the Purchaser.

(b)	The Purchaser acknowledges that (i) the representations and warranties contained in this Section 4.11 are the only representations and warranties being made with respect to compliance or non-compliance with, or Liability under, Environmental Laws or any environmental matter, including natural resources, and (ii) no other representation or warranty contained in this Agreement shall apply to any such compliance, non-compliance, Liability or matter and no other representation or warranty, express or implied, is being made with respect thereto.

4.12 Taxes.

(a)	MFI is not a non-resident of Canada for the purposes of section 116 of the Tax Act.

(b)	MFI is registered for goods and services/harmonized sales tax purposes under Part IX of the Excise Tax Act (Canada) and for Quebec sales tax purposes pursuant to the Act respecting the Quebec sales tax and its registration numbers are 898324041 RT0008 and 1010465075 TQ0011 respectively.

(c)	There are no outstanding Liabilities for Taxes payable, collectible or remittable by MFI, whether assessed or not, which will result in a Lien on or other claim against or seizure of all or any part of the Purchased Assets or which would result in the Purchaser becoming liable or responsible for those Liabilities.

(d)	MFI has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it in respect of the Business (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any Employees and any non-resident Person), and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it.

(e)	MFI has not made any election or designation for purposes of any Applicable Law relating to Taxes that would adversely affect the Business or any of the Purchased Assets after the Closing in any material respect.

4.13 Employee Benefit Plans.

(a)	Section 4.13(a) of MFI’s Disclosure Letter sets forth a list of all written or oral employee benefit, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, executive compensation, current or deferred compensation, incentive compensation, stock compensation, stock purchase, stock option, stock appreciation, phantom stock option, savings, severance or termination pay, retirement, supplementary retirement, hospitalization insurance, salary continuation, legal, health or other medical, dental, life, disability or other insurance (whether insured or self-insured) or other employee benefit plan, program, agreement or arrangement sponsored, maintained or contributed to or required to be contributed to by MFI, or under which MFI has any liability or contingent liability, for the benefit of Employees or former Employees of the Business and their dependents or beneficiaries, other than plans established pursuant to statute (collectively the “Employee Plans”).

(b)	MFI has made available to the Purchaser true and complete copies of each written Employee Plan, as amended to the date hereof, to the extent applicable to the Employees, together with a summary description of each Employee Plan provided to Employees. In the case of each unwritten Employee Plan, MFI has made available to the Purchaser, a written description thereof which describes all material provisions of such Employee Plan, as amended to the date hereof.

(c)	MFI has made no promise or commitment (whether oral or written) to the Employees (or any applicable bargaining agent) to maintain, improve or change the benefits provided to Employees under any Employee Plan or to create any new Employee Plan other than as required under the express terms of any applicable collective bargaining agreements (true and complete copies of which, including all applicable schedules, letters of agreement and exhibits, have been made available to the Purchaser), excluding any commitments implied by Law that may arise exclusively from MFI’s past practices of offering a defined benefit pension plan. MFI has not entered into or adopted any oral direct benefit Employee Plans with respect to the Employees at the Facility in Truro, Nova Scotia. There is no pension plan provided by MFI to unionized Employees in the Province of Quebec.

(d)	MFI has complied with all of its material obligations in respect of the Employee Plans to the extent applicable to the Employees. Each Employee Plan has been established, registered (where required), funded, operated and administered in material compliance with its terms and Applicable Law, to the extent applicable to the Employees. There are no actual, pending or, to the Knowledge of MFI, threatened claims or proceedings regarding any of the Employee Plans, to the extent applicable to the Employees, other than routine claims for benefits.

(e)	Except as set out in Section 4.13(e) of MFI’s Disclosure Letter, none of the Employee Plans provide benefits to the Employees (or their dependents or beneficiaries) beyond retirement or termination of employment.

(f)	None of the Employee Plans is a multi-employer pension plan as defined under Applicable Laws or a multi-employer plan to which MFI is required to contribute pursuant to a collective bargaining agreement and which is not maintained or administered by MFI.

4.14 Employee Matters.

(a)	Except as set out in Section 4.14 of MFI’s Disclosure Letter, in respect of the Business:

(i)	all Employees are provincially regulated for the purposes of determining applicable labour and employment Laws and, to the Knowledge of MFI, no Employee or former Employee or trade union has made a claim or complaint alleging that any Employee is subject to the Canada Labour Code or the Canadian Human Rights Act;

(ii)	MFI is in material compliance with all Applicable Laws and regulations respecting employment, including employment standards (such as but not limited to hours of work and overtime), human rights, pay equity, labour relations, workers’ compensation and occupational health and safety;

(iii)	there are no outstanding prosecutions, charges or orders under applicable occupational health and safety Laws and without limiting the foregoing there are no fatal or critical accidents which have occurred in the course of the operation of the Business that might lead to prosecution charges under applicable occupational health and safety Laws or any other Applicable Laws;

(iv)	there are no pending claims against the Business under any workers’ compensation plan or for long term disability; and

(v)	there are no claims or formal complaints pending or, to the Knowledge of MFI, threatened, between the Business and any of its Employees or former Employees, which claims or formal complaints could reasonably be expected, individually or in the aggregate, to adversely affect the Business.

(b)	Except as set forth in the collective bargaining agreements and other labour union contracts listed in Section 4.15 of MFI’s Disclosure Letter: (i) there are no contracts or commitments to recognize any labour union, employee association, bargaining agent or similar entity with respect to Employees of the Business, and (ii) no labour union, employee association, bargaining agent or similar entity has applied to be certified as the bargaining agent of any Employees of the Business.

(c)	In respect of the Business: (i) there is no actual or pending strike, work stoppage, work refusal, picketing or lock-out occurring or, to the Knowledge of MFI, threatened involving Employees of the Business, (ii) MFI has not engaged in any unfair labour practice nor is there any actual, pending or, to the Knowledge of MFI, threatened complaint regarding any unfair labour practice, (iii) there is no grievance or arbitration proceeding arising out of any collective bargaining agreement or other labour union contracts Related to the Business which is pending, or, to the Knowledge of MFI, threatened against the Business.

(d)	Section 4.14(d) of MFI’s Disclosure Letter contains a complete and accurate list of all Employees of the Business as of the date of this Agreement specifying their name, function, job, position, work center, employment status, name of applicable union bargaining agent (if any), type of leave (if applicable) and anticipated return to work date (to the extent reasonably available), date of birth, pay scale area, pay scale type, work schedule rule, first working day, credited service date, pay rate, wage type amount, pay period work hours, pension plan type and pension plan option.

(e)	Except as set out in Section 4.6 of MFI’s Disclosure Letter, MFI is not a party to or bound by (i) any Contract for employment with any individual, (including any commitment or policy providing for severance, termination, retention, change of control or similar payments in respect of any Employee of the Business) other than contracts for indefinite hire terminable without cause on reasonable notice or by pay in lieu thereof in accordance with the requirements of Applicable Laws; or (ii) any executory Contract with any former Employee of the Business that creates an obligation of the Business to make any future payment to such former Employee.

(f)	There are no consultants, including independent sales agents, providing services to the Business.

4.15 Material Contracts.

(a)	Section 4.15(a) of MFI’s Disclosure Letter sets forth a list of the following Contracts Related to the Business (each, a “Material Contract” and collectively, the “Material Contracts”):

(i)	each Contract (other than purchase orders in the ordinary course of business) for the purchase of goods or services from a Third Party which requires payment by the Business of $250,000 or more in the aggregate over the remaining term of the Contract or extends for a term of more than one (1) year following the Closing Date;

(ii)	each Contract (other than purchase orders in the ordinary course of business) for the sale of goods or services to a Third Party by the Business which requires payment to the Business of more than $1,000,000 in the aggregate over the remaining term of the Contract or extends for a term of more than one (1) year following the Closing Date;

(iii)	each Contract relating to currency exchange, commodities or other hedging arrangements;

(iv)	each Contract that is not in the ordinary course of business, as well as any Construction Contracts, which, in each case, require the payment of more than $250,000 by any Party to the Contract over the remaining term;

(v)	all Contracts that limit the ability of the Business to compete in any line of business or with any Person or in any geographic area or during any period of time, or to solicit any customer or client or otherwise contain any non-competition, non-solicitation or no-hire covenants that restrict the operations of the Business;

(vi)	all Contracts between or among the Business, on the one hand, and any Affiliate, on the other hand, other than Contracts entered into in the ordinary course of business on normal commercial terms;

(vii)	each lease for Equipment (including master leases, taking into account each addendum under such master lease) used in the Business which requires the payment of more than $500,000 by the Business over the remaining term;

(viii)	the Montreal Lease;

(ix)	the Guelph Lease;

(x)	the Eco-energy Agreement;

(xi)	all collective bargaining agreements and other labour contracts Related to the Business;

(xii)	all Contracts for joint ventures, strategic alliances, partnerships or sharing of profits relating to the Business;

(xiii)	all Contracts imposing any Lien on any Purchased Asset, other than Liens covered by clause (b), (f) or (g) of the definition of Permitted Liens;

(xiv)	all Contracts under which MFI has made advances or loans to Employees, except advances to Employees in the ordinary course of business in amounts not exceeding $5,000 individually, or for travel or similar out-of-pocket business expenses;

(xv)	all Contracts with customers of the Business containing most favored nations covenants or other similar covenants relating to pricing;

(xvi)	all Contracts with customers or suppliers identified in Section 4.17; and

(xvii)	all Contracts of guaranty or surety relating to the Business.

(b)	The Business is not in receipt of any written notice of default under any Material Contract. To the Knowledge of MFI, no Third Party intends to terminate any Material Contract. MFI has made available to the Purchaser (or its external legal counsel) copies of all written Material Contracts and summaries of the material terms of all oral Material Contracts with customers of the Business, together with all amendments, waivers or other changes thereto.

(c)	MFI is not in violation or breach of, or default under, and there exists no event, condition or occurrence which, with notice or passage of time or both, would constitute a default under, or give rise to any termination rights under, any provision of any Material Contract.

(d)	Without limiting the generality of the foregoing and for greater certainty, MFI: (i) is and has been at all times in compliance with the terms of the Eco-energy Agreement, including but not limited to the timely submission of all reports and information required to be submitted to the Government of Canada; (ii) has met the minimum volume requirements set forth in the Eco-energy Agreement for each fiscal year up to the date hereof; and (iii) there are no facts, circumstances or events that have occurred to date that could reasonably allow the Government of Canada to (A) invoke a default remedy as contemplated under the Eco-energy Agreement; or (B) claim for indemnity under that agreement.

4.16 Insurance. All policies of insurance maintained by or on behalf of MFI in connection with the Business at the date of this Agreement have been made available to the Purchaser by MFI. Such policies are in full force and effect and MFI is not in default, whether as to the payment of premiums or otherwise, under the terms of such policies. All premiums due thereon have been paid as and when due. There are no pending or threatened claims or losses Related to the Business that have been filed within the last two (2) years under any of such insurance policies. MFI will use commercially reasonable efforts to continue all such policies up to the Closing Time (it being acknowledged by the Purchaser that such policies will not continue following the Closing Date).

4.17 Customers and Suppliers. Section 4.17 of MFI’s Disclosure Letter identifies (i) the ten (10) largest finished goods customers of the Business based on the amount of sales to each of them for the twelve (12) month period ended December 31, 2012, and (ii) the five (5) largest raw material customers of the Business based on the amount of purchases from each of them for the twelve (12) month period ended December 31, 2012. Except as disclosed in Section 4.17 of MFI’s Disclosure Letter, as of the date of this Agreement, no such customer listed in Section 4.17 of MFI’s Disclosure Letter has, since December 31, 2012, terminated its relationship with the Business or materially reduced or changed the pricing, freight, payment period, or energy adjustment method terms of its relationship with the Business and no such customer listed in Section 4.17 of MFI’s Disclosure Letter has notified the Business that it intends to terminate its relationship with the Business or materially reduce or change the pricing, freight, payment period, or energy adjustment method terms of its relationship with the Business.

4.18 Non-Arm’s Length Transactions. Except as disclosed in Section 4.18 of MFI’s Disclosure Letter, and except for contracts of employment, MFI is not a party to any Contract with any Employee, nor with any Person not dealing at arm’s length (within the meaning of the Tax Act), or any affiliate of, any Employee.

4.19 Assets in Good Condition. All the physical assets forming part of the Purchased Assets are in good operating condition in the aggregate, ordinary wear and tear excepted, and are in a state of good maintenance and repair having regard to the use to which the assets are put and the age thereof.

4.20 Product Liability. There are no outstanding claims, and to the Knowledge of MFI, no circumstance which could reasonably be expected to give rise to a claim, against MFI Related to the Business on account of product warranties or with respect to the production of defective or inferior products of the Business that will adversely affect the Business in any material respect, nor has any such a claim been made within the two (2) year period prior to the date of this Agreement.

4.21 Business Authorizations. Section 4.21 of MFI’s Disclosure Letter lists all Business Authorizations that are required for the operation of the Business. MFI has all such Business Authorizations and is conducting the Business in accordance with all terms and conditions of such Business Authorizations, except for immaterial violations. All such Business Authorizations are valid and are in full force and effect, and MFI is not in violation of any term or provision or requirement of any such Business Authorization, except for immaterial violations.

4.22 Compliance with Laws. The Business is and has been conducted by MFI in compliance with all Applicable Laws in all material respects and MFI has not received any written notices of any violation of any Applicable Law with respect to the conduct of the Business, and, to the Knowledge of MFI, no reasonable basis exists for such a notice of violation, except for violations that are immaterial, individually and in the aggregate.

4.23 Investment Canada Act. The value of the Purchased Assets was less than $344 million at the end of MFI’s most recently completed fiscal year, determined as prescribed as at the execution of this Agreement by the Investment Canada Act.

4.24 Privacy. The Business has complied at all times in all material respects with all Privacy Laws in connection with its collection, use and disclosure of Personal Information. Such Personal Information has been collected, used and disclosed with the consent of each individual to whom such Personal Information relates and has been used only for the purposes for which it was initially collected. To the Knowledge of MFI, there have been no material privacy or security breaches in the Business.

4.25 Brokers’ and Finders’ Fees. The Business has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby. All fees payable to RBC Capital Markets in connection with the transactions contemplated by this Agreement shall be borne by MFI.

Except as expressly set forth in this Article 4 or in the other agreements referenced herein, MFI makes no representations or warranties (whether oral or written, express or implied, statutory or otherwise) in respect of MFI, the Business, the Purchased Assets or the subject matter of this Agreement or concerning any statements made or information furnished to the Purchaser by MFI or any other Person on behalf of, or at the direction of, MFI, with respect to the Business, the Purchased Assets or this Agreement (including, without limitation, any information made available in the Confidential Information Memorandum or Data Room), and any such other representations, warranties or conditions (including any representation or warranty arising out of course of performance, course of dealing or usage of trade or as to merchantability or fitness for any particular purpose or implied warranties whatsoever) are expressly disclaimed.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as set forth in the disclosure letter delivered to the Purchaser by MFI concurrently with the execution and delivery of this Agreement (the “Purchaser’s Disclosure Letter”), as a material inducement to MFI entering into this Agreement and completing the transactions contemplated by this Agreement, and acknowledging that MFI is entering into this Agreement in reliance upon the representations and warranties of the Purchaser set out in this Article 5, the Purchaser represents and warrants to MFI as follows:

5.1 Organization, Standing and Power. The Purchaser is a corporation validly existing and in good standing under the laws of its jurisdiction of organization. The Purchaser has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted.

5.2 Authority. The Purchaser has the corporate power and authority to execute, deliver and perform this Agreement, all other agreements and instruments required to be delivered hereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly and validly authorized by all necessary corporate action on the part of the Purchaser. This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

5.3 No Conflicts; Required Filings and Consents. Except as disclosed in Section 5.3 of the Purchaser’s Disclosure Letter, none of the execution, delivery and performance of this Agreement and all other agreements and instruments required to be delivered hereunder or the consummation of the transactions contemplated hereby and thereby will (i) conflict with or result in a violation, breach, termination or acceleration of, or default under (or with the giving of notice or passage of time, or both, would result in a violation, breach, termination, acceleration or default) any of the terms, conditions or provisions of the constating documents of the Purchaser; or (ii) result in the violation of any Applicable Law applicable to the Purchaser in any material respect so as to prevent or delay the completion of the Closing. Except as disclosed in Section 5.3 of the Purchaser’s Disclosure Letter, no consent, approval, Order or authorization of, or registration, declaration or filing with, any Governmental Entity, or other Third Party, is required to be obtained or made by, or with respect to, the Purchaser in connection with the execution and delivery of this Agreement and all other agreements and instruments required to be delivered hereunder and or the consummation of the transactions contemplated hereby and thereby by the Purchaser.

5.4 Financing. Assuming the satisfaction of the condition to closing set out in Section 6.1, and upon receipt of the net proceeds contemplated by the Commitment Letter (as defined below), at the Closing, the Purchaser will have sufficient funds on hand to fully satisfy all of its financial obligations under this Agreement at the Closing, including, without limitation, the obligation to pay the Purchase Price and to pay all fees and expenses incurred by the Purchaser in connection with this Agreement and the documents and transactions contemplated by this Agreement (the “Required Amount”). The Purchaser has delivered to MFI true and complete signed counterparts of a debt commitment letter dated August 23, 2013, by and among, inter alios, J.P. Morgan and one ore more Affiliates of the Purchaser (the “Commitment Letter”) pursuant to which certain of the lenders parties thereto have agreed, subject to the terms and conditions set forth therein, to provide or cause to be provided, debt financing in the amounts set forth therein to the Purchaser and/or its Affiliates in connection with the transactions provided for in this Agreement (the “Debt Financing”). As of the date hereof, the obligations and commitments contained in the Commitment Letter have not been withdrawn or rescinded in any respect, and, to the knowledge of the Purchaser, are in full force and effect. The funding of the commitments made under the Commitment Letter are not subject to any contingencies or conditions relating to the financing other than those set forth in the Commitment Letter.

5.5 Litigation. There is no action, suit, proceeding or claim pending, or to the Purchaser’s knowledge, threatened against the Purchaser, nor has any Order been issued in respect of the Purchaser by any Governmental Entity, which prohibits or seeks to enjoin the transactions contemplated by this Agreement.

5.6 Residence. The Purchaser is a resident of the United States.

5.7 Brokers’ and Finders’ Fees. The Purchaser has not entered into any agreement which would entitle any Person to a valid claim against MFI for a broker’s commission, finder’s fee or any like payment in respect of the purchase of the Purchased Assets or the Business.

5.8 GST/HST/QST Registration. On the Closing Date, the Purchaser will be registered for goods and services/harmonized sales tax purposes under Part IX of the Excise Tax Act (Canada) and for Quebec sales tax purposes pursuant to the Act respecting the Quebec sales tax.

ARTICLE 6

CONDITIONS TO THE PURCHASER’S OBLIGATIONS

The obligations of the Purchaser under this Agreement will be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by the Purchaser:

6.1 Representations, Warranties and Covenants.

(a)	Except for any inaccuracy or incorrectness to the representations and warranties of MFI in this Agreement that does not, individually or in the aggregate, have a Material Adverse Effect on the Business taken as a whole, each of the representations and warranties of MFI in this Agreement that is qualified by a reference to materiality will be true in all respects as so qualified, and each of the representations and warranties of MFI in this Agreement that is not so qualified will be true in all material respects, on and as of the Closing Date as though such representation or warranty had been made on and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date will remain true as of such date).

(b)	MFI will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Closing.

6.2 Additional Documents. The Purchaser will have been provided with all documents and agreements required to be delivered by MFI pursuant to this Agreement, including those set out in Section 3.2.

6.3 No Material Adverse Effect. No Material Adverse Effect shall have occurred during the Interim Period.

6.4 No Injunctions or Restraints. No temporary restraining Order, preliminary or permanent injunction or other order issued by any Governmental Entity shall be in effect which prohibits MFI or the Purchaser from consummating the transactions contemplated hereby, other than under Part VIII of the Competition Act or Part IV of the Investment Canada Act which is covered pursuant to Sections 6.5 and 6.6, respectively, below.

6.5 Competition Act. The Competition Act Clearance shall have been satisfied.

6.6 Investment Canada Act. If and to the extent applicable, the Investment Canada Act Clearance shall have been satisfied.

6.7 Material Business Authorizations and Material Contracts. The Purchaser shall have received evidence that the Business Authorizations and all consents to the assignments of the Material Contracts listed in Schedule 6.7 have been obtained or, in the case of Business Authorizations, otherwise issued or validly transferred to the Purchaser in accordance with Applicable Laws with effect on or prior to the Closing Date, except to the extent that the failure to obtain such Business Authorizations or consents to the assignment of such Material Contracts is a result of the Purchaser failing to satisfy its obligations under Section 12.10.

6.8 Truro Encroachment. MFI shall have satisfied its obligations pursuant to Section 12.20 regarding the encroachment at the Owned Real Property in Truro, Nova Scotia referred to in Section 6.8 of MFI’s Disclosure Letter (the “Truro Encroachment”).

6.9 Condition Not Fulfilled. If any condition in this Article 6 is not satisfied on or prior to the Closing Date (other than as a result of a failure of the Purchaser to comply with its obligations under this Agreement), then the Purchaser in its sole discretion may, without limiting any rights or remedies available to the Purchaser at law or in equity, either:

(a)	terminate this Agreement in accordance with Section 10.1; or

(b)	waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfillment of any other condition.

ARTICLE 7

CONDITIONS TO MFI’s OBLIGATIONS

The obligations of MFI under this Agreement will be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by MFI:

7.1 Representations, Warranties and Covenants.

(a)	Each of the representations and warranties of the Purchaser in this Agreement that is expressly qualified by a reference to materiality will be true in all respects as so qualified, and each of the representations and warranties of the Purchaser in this Agreement that is not so qualified will be true in all material respects, on and as of the Closing as though such representation or warranty had been made on and as of the Closing.

(b)	The Purchaser will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by the Purchaser as of the Closing.

7.2 Additional Documents. MFI will have been provided with all documents and agreements required to be delivered by the Purchaser pursuant to this Agreement, including those set out in Section 3.3.

7.3 No Injunctions or Restraints. No temporary restraining Order, preliminary or permanent injunction or other order issued by any Governmental Entity shall be in effect which prohibits MFI or the Purchaser from consummating the transactions contemplated hereby, other than any Order issued under Part VIII of the Competition Act which is covered pursuant to Section 7.4 below.

7.4 Competition Act. The Competition Act Clearance shall have been satisfied.

7.5 Investment Canada Act. If and to the extent applicable, the Investment Canada Act Clearance shall have been satisfied.

7.6 Condition Not Fulfilled. If any condition in this Article 7 is not satisfied on or prior to the Closing Date (other than as a result of the failure of MFI to comply with its obligations under this Agreement), then MFI in its sole discretion may, without limiting any rights or remedies available to MFI at law or in equity, either:

(a)	terminate this Agreement in accordance with Section 10.1; or

(b)	waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfillment of any other condition.

ARTICLE 8

SURVIVAL

8.1 Survival of Representations and Warranties of MFI. The representations and warranties of MFI contained in Article 4 or any other agreement, certificate or instrument delivered by or on behalf of MFI pursuant to this Agreement shall survive the Closing for a period of eighteen (18) months from the Closing Date (other than: (i) the representations and warranties set out in Section 4.8(a) (Title to Assets), which shall survive the Closing for a period of three (3) years from the Closing Date; (ii) the representation and warranties set out in Section 4.11 (Environmental Matters), which shall survive the Closing for a period of five (5) years from the Closing Date; (iii) the representations and warranties set out in Section 4.3 (Authority), which shall survive the Closing indefinitely; and (iv) the representations and warranties set out in Section 4.12 (Taxes), which shall survive, in respect of a particular taxation year, until the date that is forty-five (45) days following the expiration of the period, if any, during which an assessment, reassessment or other form of recognized document assessing liability for Tax under Applicable Law in respect of that taxation year to which such representations and warranties relate could be issued under Applicable Law (the “Tax Survival Period”)), and, notwithstanding the Closing and any inspection or inquiries made by or on behalf of the Purchaser, shall continue in full force and effect for the benefit of the Purchaser, after which time MFI shall be released from all obligations in respect of such representations and warranties except with respect to any claim in respect of any Damages of which the Purchaser gives Notice in accordance with Section 9.9 before the expiration of such period.

8.2 Survival of Representations and Warranties of the Purchaser. The representations and warranties of the Purchaser contained in Article 5 or any other agreement, certificate or instrument delivered by or on behalf of the Purchaser pursuant to this Agreement shall survive the Closing for a period of eighteen (18) months from the Closing Date (other than the representations and warranties set out in Section 5.2 (Authority), which shall survive the Closing indefinitely), and notwithstanding the Closing, shall continue in full force and effect for the benefit of MFI, after which time the Purchaser shall be released from all obligations in respect of such representations and warranties except with respect to any claim in respect of any Damages of which MFI gives Notice in accordance with Section 9.9 before the expiration of such period.

8.3 Survival of Covenants. The covenants of each of MFI and the Purchaser set forth in this Agreement that by their terms apply or are to be performed in whole or in part after the Closing shall survive for the period provided in such covenants and obligations, or until fully performed, and the covenants and obligations that by their terms apply or are to be performed in their entirety on or prior to the Closing shall terminate at the later of (x) the time at which they are performed and (y) immediately following the Closing.

ARTICLE 9

INDEMNIFICATION

9.1 Indemnity by MFI. MFI shall indemnify the Purchaser’s Indemnified Parties and save them fully harmless against any Damages which are suffered or incurred by the Purchaser’s Indemnified Parties as a result of:

(a)	any breach of any representation or warranty contained in Article 4 of this Agreement;

(b)	any breach or any non-fulfillment of any covenant or agreement on the part of MFI contained in this Agreement;

(c)	the waiver by the Purchaser of compliance with the provisions of bulk sales legislation, section 6 of the Retail Sales Tax Act (Ontario), section 45 of The Tax Administration and Miscellaneous Taxes Act (Manitoba), and any equivalents in other jurisdictions in connection with the purchase and sale of the Purchased Assets;

(d)	the repeal of the U.S. Environmental Protection Agency’s Renewable Fuels Standard (RFS2) program; provided that the maximum Damages that the Purchaser’s Indemnified Parties shall be entitled to claim and receive under this Section 9.1(d) shall be the aggregate amount of cash incentives received by MFI prior to Closing from the Government of Canada under the Eco-Energy Agreement to the extent that the Purchaser is required by the Government of Canada to repay such amount;

(e)	all Liabilities, however and whenever arising, relating to any Pre-Closing Environmental Issue; and

(f)	the Excluded Liabilities.

9.2 Indemnity by the Purchaser. The Purchaser shall indemnify MFI’s Indemnified Parties and save them fully harmless against any Damages which are suffered or incurred by MFI’s Indemnified Parties as a result of:

(a)	any breach of any representation or warranty of the Purchaser contained in this Agreement;

(b)	any breach or non-fulfillment of any covenant or agreement on the part of the Purchaser contained in this Agreement;

(c)	any act or occurrence that takes place after the Closing Date pertaining in any way to the operation of the Business after the Closing Date; and

(d)	the Assumed Liabilities.

9.3 Agency for Non-Parties. Each Party hereby accepts each indemnity in favour of each of its Indemnified Parties who are not Parties as agent and trustee of that Indemnified Party. Each Party may enforce an indemnity in favour of any of that Party’s Indemnified Parties on behalf of each such Indemnified Party.

9.4 Limitations on Amount of Indemnification by MFI. Notwithstanding anything provided for in this Agreement to the contrary:

(a)	no Damages may be recovered from MFI pursuant to Section 9.1(a) unless and until the accumulated aggregate amount of Damages of the Purchaser’s Indemnified Parties arising pursuant thereto exceeds an amount equal to $6,450,000, in which event MFI will be liable for all such Damages in excess of $1,000,000;

(b)	no Damages may be recovered from MFI pursuant to Section 9.1(a) for any individual item, group or series of related items or items arising out of reasonably related facts or circumstances where the Damages relating thereto is less than $25,000, and such items shall not be aggregated for the purposes of clause (a) of this Section 9.4;

(c)	MFI’s total liability pursuant to Sections 9.1(a) shall not exceed an amount equal to ten percent (10%) of the Purchase Price, except in the event of actual fraud, intentional misrepresentation or willful breach by MFI, it being acknowledged that liability for any Damages arising from such fraud, intentional misrepresentation or willful breach shall not exceed an amount equal to the Purchase Price;

(d)	without limiting the provisions of Section 9.4(c) above, MFI’s total liability pursuant to Section 9.1 shall not exceed an amount equal to the Purchase Price;

(e)	no Damages may be recovered with respect to any claim for breach of any representation or warranty after the expiration of the survival period for such representation or warranty in Article 8, except with respect to a claim for which the Purchaser gives Notice in accordance with Section 9.9 before expiration of such period;

(f)	no Damages may be recovered with respect to any claim for Environmental Liabilities pursuant to Section 9.1(f), and that the sole recourse for claims for Environmental Liabilities shall be claims made pursuant to Section 9.1(a) or 9.1(e);

(g)	no Damages may be recovered with respect to any Pre-Closing Environmental Issue pursuant to Section 9.1(e) after the date that is ten (10) years from the Closing Date, except with respect to a claim for which the Purchaser gives Notice in accordance with Section 9.9 before the expiration of such period;

(h)	no Damages may be recovered with respect to any claim for General Excluded Liabilities pursuant to Section 9.1(f) relating to Taxes after the expiry of the Tax Survival Period, except with respect to a claim for which the Purchaser gives Notice in accordance with Section 9.9 before expiration of such period;

(i)	no Damages may be recovered with respect to any claim for General Excluded Liabilities pursuant to Section 9.1(f) relating to any matter, other than the matters referred to in Section 9.4(h) above, after the date that is eighteen (18) months from the Closing Date, except with respect to a claim for which the Purchaser gives Notice in accordance with Section 9.9 before expiration of such period; provided, that the limitations on MFI’s indemnification obligations and Purchaser’s ability to recover from MFI for Damages contained in Section 9.4(a) and Section 9.4(b) shall not apply to claims for General Excluded Liabilities (other than Taxes); and

(j)	for the purpose of calculating the amount of any Damages under Section 9.1(a) after a breach has occurred (and, for the sake of clarity, not for the purpose of determining whether a breach has occurred), any and all materiality or Material Adverse Effect qualifications in Article 4 shall be disregarded.

9.5 Limitations on Amount of Indemnification by the Purchaser. Notwithstanding anything provided for in this Agreement to the contrary:

(a)	no Damages may be recovered from the Purchaser pursuant to Section 9.2(a), unless and until the accumulated aggregate amount of Damages of MFI’s Indemnified Parties arising pursuant thereto exceeds an amount equal to $6,450,000, in which event the Purchaser will be liable for all such Damages in excess of $1,000,000;

(b)	no Damages may be recovered from the Purchaser pursuant to Section 9.2(a) for any individual item, group or series of related items or items arising out of reasonably related facts or circumstances where the Damages relating thereto is less than $25,000, and such items shall not be aggregated for the purposes of clause (a) of this Section 9.5;

(c)	the Purchaser’s total liability pursuant to Section 9.2(a) shall not exceed an amount equal to ten percent (10%) of the Purchase Price, except in the event of actual fraud or intentional misrepresentation by the Purchaser, it being acknowledged that liability for any Damages arising from such fraud or intentional misrepresentation shall not exceed an amount equal to the Purchase Price;

(d)	without limiting the provisions of Section 9.5(c) above, the Purchaser’s total liability pursuant to Section 9.2 shall not exceed an amount equal to the Purchase Price;

(e)	no Damages may be recovered with respect to any claim for breach of any representation or warranty after the expiration of the survival period for such representation or warranty in Article 8, except with respect to a claim for which MFI gives notice in accordance with Section 9.9 before expiration of such period; and

(f)	for the purpose of calculating the amount of any Damages under Section 9.2(a) after a breach has occurred (and, for the sake of clarity, not for the purpose of determining whether a breach has occurred), any and all materiality or Material Adverse Effect qualifications in Article 5 shall be disregarded.

9.6 Other Limitations on Indemnification.

(a)	Except with respect to Damages claimed by the Purchaser under Section 12.16 (Risk of Damage): (i) the Parties shall have no right to indemnification with respect to any loss of profits or any consequential, indirect, special or punitive damages (provided, however, and for greater certainty, that such limitation does not apply to an award to a third party based on a Third Party Claim or in the event of actual fraud, intentional misrepresentation or willful breach by either Party); (ii) the Parties shall have no right to indemnification with respect to any losses to the extent that they are included in the calculation of any adjustment to the Purchase Price pursuant to Section 2.6 and (iii) MFI shall have no liability under this Agreement with respect to any matter to the extent that the expense, loss or liability comprising the Damages arising from such matter has been provided for in the Financial Statements or taken into account in calculating the Adjustment Amount.

(b)	The amount which the Indemnifying Party is required to pay to, for, or on behalf of the Indemnified Party pursuant to this Article 9 shall be reduced by any Tax benefit applicable thereto actually recognized by the Indemnified Party.

(c)

The Indemnified Party shall have an obligation to promptly seek to recover or make a claim for insurance proceeds or other similar amounts as a result of any matter giving rise to an indemnification claim of the Indemnified Party against the Indemnifying Party. If the Indemnified Party receives any insurance proceeds or other similar amounts as a result of the matter giving rise to any indemnification claim of the Indemnified Party prior to the date upon which the Indemnifying Party is given Notice of the claim, the Indemnifying Party’s indemnification obligation with respect to such claim shall be net of the amount of any such insurance proceeds or other similar amounts actually received by the Indemnified Party (minus the amount of any retroactive increases in premiums with respect to such insurance resulting from such claim). If the Indemnified Party receives any insurance proceeds or other similar amounts as a result of the matter giving rise to any indemnification claim of the Indemnified Party against the Indemnifying Party after the Indemnifying Party has paid such indemnification claim to the Indemnified Party, then the Indemnified Party shall promptly turn over any such insurance proceeds or other similar amounts received to the Indemnifying Party to the extent of the payments made by the Indemnifying Party to the Indemnified Party with respect to the claim (minus the amount of any retroactive increases in premiums with respect to such insurance resulting from such claim).

(d)	Except in the event of actual fraud, intentional misrepresentation or willful breach by MFI and except pursuant to the other agreements attached as exhibits hereto, the sole recourse and exclusive remedy of the Parties and their respective Indemnified Parties from and after the Closing arising out of this Agreement or otherwise arising out of the Purchaser’s acquisition of the Business, whether based on tort, contract, statutory or common law remedy or equitable remedy or otherwise, including but not limited to, any misrepresentation, breach of warranty or otherwise, shall be to assert a claim for indemnification under the indemnification provisions of this Article 9, and the Purchaser and MFI each covenant that it (and the Purchaser’s Indemnified Parties and MFI’s Indemnified Parties) will not seek to obtain any remedy except as provided in this Article 9.

(e)	An Indemnified Party shall take commercially reasonable steps to mitigate any Losses and shall respond to a claim or liability that may provide a basis for indemnification in the same manner (but in any event in a reasonable manner) it would respond in the absence of the indemnification provided in this Agreement. In the event that the Indemnified Party fails to make reasonable efforts to mitigate any losses, or resolve any claim or liability, the Indemnified Party shall not be indemnified to the extent that any Losses could reasonably be expected to have been avoided if the Indemnified Party had made such efforts.

(f)	Each Party acknowledges and agrees that (a) prior to the Closing, other than in the case of actual fraud, intentional misrepresentation or willful breach by MFI, the sole and exclusive remedy of the Purchaser for any breach of any of the representations and warranties of MFI contained in Article 4 shall be, in the event that each of the conditions set forth in Article 6 has not been satisfied or waived, refusal to close the purchase and sale of the Purchased Assets hereunder; (b) following the Closing, (i) the indemnification provisions of this Article 9 shall be the sole and exclusive remedies of the Parties for any breach of the representations or warranties contained in this Agreement except in the case of fraud, intentional misrepresentation or willful breach and (ii) notwithstanding anything to the contrary contained herein, no breach of any representation, warranty, covenant or obligation contained herein shall give rise to any right on the part of either Party to rescind this Agreement or any of the transactions contemplated hereby except in the case of actual fraud, intentional misrepresentation or willful breach; and (c) following the Closing, the indemnification provisions of this Article 9 shall be the sole and exclusive monetary remedies of the Parties for any breach or non-fulfillment of any covenant (other than those covenants set forth under Section 13.1 and Section 13.2 for the enforcement of which a Party may also seek specific performance or except in the case of actual fraud, intentional misrepresentation or willful breach).

(g)	MFI shall not have any indemnification obligations under Section 9.1(a) for breach of any representation or warranty contained in Section 4.11 or under Section 9.1(e) to the extent Damages arise from or relate to any sampling and analysis by or on behalf of the Purchaser of any environmental media subsequent to the Closing, except (i) in the event of actual fraud, intentional misrepresentation or willful breach by MFI; (ii) where such sampling and analysis is required pursuant to Environmental Laws and is not related to any post-Closing closure of a Facility; or (iii) where such sampling and analysis is necessary to complete bona fide construction, maintenance or expansion activities.

(h)	In respect of any Environmental Liabilities which are the subject of indemnification obligations under Section 9.1 which require cleanup or remediation (“Remediation”) MFI shall have the right, but not the obligation, to conduct such Remediation. Whether MFI chooses to remediate or indemnify, MFI’s obligation shall be limited to Remediation to the least stringent cleanup standards, including risk assessment where permitted, that are applicable to a Real Property considering its use and use classification as of the Closing. Any Remediation that is required to satisfy MFI’s indemnification obligations shall be performed in the most cost-effective manner and may include the recording of deed restrictions or implementation of institutional or engineering controls where such deed restrictions or controls are acceptable to Governmental Authorities for the type of Hazardous Materials that are the subject of the Remediation and to the landlord for Leased Real Property. Where MFI chooses to remediate, MFI shall have the right to control the Remediation in its sole discretion, acting reasonably, and MFI and the Purchaser shall enter into an agreement addressing terms for access, including reasonable measures to minimize disruption to Purchaser, on terms and conditions acceptable to both, acting reasonably.

9.7 GST/HST Gross-Up. If any payment made by MFI or the Purchaser pursuant to this Article 9 or Section 10.3 is deemed by the Excise Tax Act (Canada) or the Act respecting the Quebec sales tax to include goods and services tax, harmonized sales tax, or Quebec sales tax or is deemed by any applicable provincial or territorial legislation to include a similar value added or multi-staged tax, the amount of such payment shall be increased accordingly.

9.8 Indemnification Adjustment to Purchase Price. Any amounts payable by MFI under this Article 9 shall constitute a reduction in the consideration paid or payable to MFI in respect of the related Purchased Assets.

9.9 Notice of Claim. If an Indemnified Party becomes aware of any act, omission or state of facts that may give rise to Damages in respect of which a right of indemnification is provided for under this Article 9, the Indemnified Party shall promptly give written notice (“Notice”) thereof to the Indemnifying Party. Such notice shall specify whether the potential Damages arise as a result of a claim by a Person against the Indemnified Party (a “Third Party Claim”) or whether the potential Damages do not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available): (1) the factual basis for the Direct Claim or Third Party Claim, as the case may be; and (2) the amount of the potential Damages arising therefrom, if known. In addition, the Indemnified Party shall provide to the Indemnifying Party all information and documentation reasonably necessary to support and verify any Damages which the Indemnified Party believes gives rise to a claim for indemnification hereunder (including any demand letters and statements of claim) and shall give the Indemnifying Party reasonable access to all premises, books, records and personnel in the possession or under the control of the Indemnified Party which would have bearing on such claim. If the Indemnifying Party does not receive Notice of a particular claim in time to effectively contest the determination of any liability susceptible of being contested or to assert a right to recover an amount under applicable insurance coverage, then the liability of the Indemnifying Party to the Indemnified Party shall be reduced to the extent that Damages are incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give such notice on a timely basis.

9.10 Direct Claims. In the case of a Direct Claim, the Indemnifying Party shall have sixty (60) days from receipt of Notice thereof within which to make such investigation as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate its right to be indemnified under this Article 9, together with all such other information as the Indemnifying Party may reasonably request. If the Parties fail to agree at or before the expiration of such sixty (60) day period (or any mutually agreed upon extension thereof), the Indemnified Party shall be free to pursue such remedies as may be available to it.

9.11 Third Party Claims. In the case of any Third Party Claim for which indemnification is sought, the Indemnifying Party shall have the right to: (i) conduct and control any proceedings or negotiations; (ii) to perform and control or direct the performance of activities required, (iii) take all other steps to settle or defend any such claim (provided that the Indemnifying Party shall not admit to any wrongdoing by the Indemnified Party or settle any such claim without the consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed) unless the settlement includes a complete release of the Indemnified Party with respect to the claim); and (iv) employ counsel (reasonably acceptable to the Indemnified Party) to contest any such claim or liability. In the event the Indemnifying Party elects to conduct and control any proceedings itself, the Indemnified Party shall be entitled to fully participate at its own expense and by its own counsel reasonably acceptable to the Indemnifying Party in any proceedings relating to any Third Party Claim. The Indemnifying Party shall, within sixty (60) days after delivery of the Notice to the Indemnifying Party, notify the Indemnified Party of its intention as to the conduct and control of the defense of such claim. Until the Indemnified Party has received notice of the Indemnifying Party’s election whether to defend any claim, the Indemnified Party shall take reasonable steps to defend (but may not settle) such claim. If the Indemnifying Party shall decline to assume the defense of any such claim, or the Indemnifying Party shall fail to notify the Indemnified Party within sixty (60) days after delivery of the Notice of the Indemnifying Party’s election to defend such claim, the Indemnified Party shall defend against such claim (provided that the Indemnified Party shall not settle such claim without the consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed)). Regardless of which Party shall assume the defense of the claim, the Parties agree to cooperate fully with one another in connection therewith and to keep each other reasonably informed of the status of the claim and any related proceeding and shall take no action or make any admissions or statements not required by Applicable Law which would adversely affect the defense of any such claim.

ARTICLE 10

TERMINATION; EFFECT OF TERMINATION

10.1 Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing Date:

(a)	by written agreement between the Purchaser and MFI;

(b)	by either the Purchaser or MFI, if the transactions contemplated hereby shall not have been consummated by the End Date, provided that such failure is not due to the failure of the Party seeking to terminate this Agreement to comply in all material respects with its obligations under this Agreement;

(c)	by the Purchaser, if any of the conditions set forth in Article 6 are not fulfilled by the End Date (provided that such failure is not due to the failure of the Purchaser to comply in all material respects with its obligations under this Agreement), and such conditions shall not have been waived by the Purchaser;

(d)	by MFI, if any of the conditions set forth in Article 7 are not fulfilled by the End Date (provided that such failure is not due to the failure of MFI to comply in all material respects with its obligations under this Agreement) and such conditions shall not have been waived by MFI; or

(e)	by either the Purchaser or MFI pursuant to and in accordance with Section 12.16; or

10.2 Effect of Termination. If this Agreement is terminated pursuant to Section 10.1, this Agreement shall forthwith become null and void with no liability or obligation on the part of any Party (or of any of its Affiliates, directors, officers, agents, employees, advisors or representatives), except that the obligations of Article 10 (relating to termination); Section 12.3 (relating to public announcements); and Article 14 (relating to certain miscellaneous provisions), will survive; provided however, that no termination shall relieve any Party of any liability resulting from any willful or intentional breach of, or willful or intentional failure to perform, any of such Party’s representations, warranties, covenants or other agreements set forth in this Agreement.

10.3 Reverse Termination Fee.

(a)	If this Agreement is terminated by the Purchaser or MFI pursuant to Section 10.1(b), 10.1(c) or 10.1(d) and the Purchaser has not satisfied the Competition Act Clearance condition set out in Section 6.5 prior to the End Date, then, provided (i) such failure is not due to the failure of MFI to comply in all material respects with its obligations under this Agreement and (ii) the conditions in Sections 6.1, 6.2, 6.3, 6.4 and 6.7 have been satisfied, the Purchaser shall pay to MFI, contemporaneously with the termination of this Agreement, a termination fee in the amount of $12,000,000 (the “Reverse Termination Fee”). Any Reverse Termination Fee payable hereunder shall be paid by way of wire transfer in immediately available funds to an account specified by MFI. MFI agrees that the payment by the Purchaser and receipt by MFI of the Reverse Termination Fee in the manner provided in this Section 10.3 shall be the sole and exclusive remedy of MFI with respect to this Agreement and the termination hereof, and that MFI shall not have any further claim against the Purchaser or any of its Affiliates arising from or in connection with this Agreement or the termination hereof, except for any breaches by the Purchaser of the covenants set forth in Section 12.12 (Confidentiality) or the Confidentiality Agreement.

(b)	Notwithstanding Section 10.3(a) above, provided that all of the conditions set out in Article 6 have been satisfied or waived in accordance with this Agreement, Section 10.3(a) shall not apply if (i) the Purchaser has waived the Competition Act Clearance condition in Section 6.5, and (ii) there is no Law prohibiting the completion of the transactions contemplated by this Agreement.

10.4 End Date Extension.

(a)	In the event that, on December 31, 2013 (or such subsequent date as the End Date may be extended to pursuant to this Section 10.4(a)), either the Purchaser is negotiating with the Commissioner the terms of a Consent Agreement or the Purchaser and Commissioner are in the process of registering a Consent Agreement with the Tribunal such that there is a reasonable likelihood that the Competition Act Clearance will be obtained, either Party may, in such circumstance, by providing written notice to the other Party, extend the End Date by up to ten (10) Business Days, one or more times, provided that, in no case, shall the End Date extend under this Section 10.4(a) beyond February 28, 2014.

(b)

In the event that, prior to the Closing, the transactions contemplated by this Agreement become subject to Part IV of the Investment Canada Act, the “End Date” shall mean the date that is the later of: (i) the End Date as otherwise determined in accordance with the terms of this Agreement; or (ii) the date that is seventy-five (75) days from when the Purchaser submits its application for review under Part IV of the Investment Canada Act (“ICA Application”) pursuant to Section 12.8(a)(iii) of this Agreement (if the seventy-fifth (75th) day falls on a day that is not a Business Day, the applicable date shall be the next Business Day). Thereafter the End Date may be extended under this Section 10.4(b) only either (i) by either Party upon written notice to the other Party, for such period of time in which the Minister requests an extension of the period pursuant to section 22 of the Investment Canada Act or (ii) upon the mutual consent of both Parties.

ARTICLE 11

EMPLOYEES

11.1 Offers of Employment. The Purchaser shall offer employment effective as of the Closing Date to all Employees of the Business on terms and conditions which (a) for Employees whose employment is governed by a collective agreement, are in accordance with that collective agreement; and (b) for Employees whose employment is not governed by a collective agreement, are no less favourable in the aggregate to those under which such Employees are currently employed in terms of title, compensation, benefits, hours of work and location, and with duties and reporting relationships that are comparable to those enjoyed by such Employees immediately prior to the Closing Date. So long as the Purchaser satisfies its obligations under the preceding sentence, (i) in respect of Employees whose employment is not covered by a collective agreement, or in respect of Employees whose employment is covered by a collective agreement but where a defined benefit pension plan is not required to be provided pursuant to the terms of such collective agreement or the Purchaser’s obligations as successor employer of such unionized Employees, the Purchaser shall not be required to provide or extend a defined benefit pension plan to such Employees and (ii) in respect of Employees who participate in MFI’s long term incentive plan (“LTIP”), nothing shall obligate the Purchaser to adopt any equity based compensation plan for the benefit of the Transferred Employees. Notwithstanding the foregoing, in respect of Employees on an authorized leave of absence as of the Closing Date, provided and conditional upon such Employee being cleared and fit to return to work (including modified work with accommodation) within eighteen (18) months after the Closing Date, the Purchaser shall offer employment at such time as the Employee is cleared and fit to return to work and the date upon which such Employee returns to work shall be the effective date of employment with the Purchaser. The Purchaser shall provide MFI with a copy of the form of the offers of employment it intends to deliver to the Employees and the Purchaser shall in good faith consider the comments of MFI on such form of offer of employment. MFI will render commercially reasonable assistance to encourage the Employees to accept the offers of employment. The Purchaser shall recognize the past service of Transferred Employees with MFI for all purposes other than for the purposes of benefit accrual under any pension or employee benefit plan of the Purchaser (except as may be expressly agreed to by the Parties pursuant to an EPBA). For a period until the earlier of (a) the expiration of the term of the applicable collective agreement and (b) 12 months following the Closing Date, the Purchaser shall provide each Transferred Employee with (i) a base salary or wage rate, and (ii) incentive or bonus pay programs that are in the aggregate no less favourable than those provided immediately prior to the Closing Date. No provision in this Section 11.1 shall give any Transferred Employee any right to continued employment or impair in any way the right of the Purchaser to terminate the employment of any Transferred Employee. From and after the Closing Date, the Purchaser agrees to comply with all Applicable Laws with respect to the termination of employment of any Transferred Employee.

11.2 Vacation and Bonuses. From and after the Closing Date, the Transferred Employees shall be entitled to use their accrued and unused paid vacation entitlement under the vacation policies of MFI determined as of the Closing Date, and the Purchaser shall have all liability therefor conditional on such accrued and unused vacation being properly accrued as a current liability for the purposes of the Net Working Capital calculation. In addition, the Purchaser shall be liable for all bonuses that had accrued in favour of any Transferred Employee under the Employee Plans with respect to the period of time prior to the Closing Date, including any discretionary bonuses that would otherwise have been payable in favour of any Transferred Employee with respect to the period of time prior to the Closing Date, in all cases consistent with past practice and the bonus plans of MFI and conditional on such amounts being properly accrued as a current liability for the purposes of the Net Working Capital calculation.

11.3 Successor Employer Obligations. The Purchaser agrees to:

(a)	recognize the unions that are party to the collective bargaining agreements set forth in Section 4.15 of MFI’s Disclosure Letter (true and complete copies of which, including all applicable schedules, letters of agreement and exhibits, have been provided to the Purchaser) as the sole and exclusive collective bargaining agents as of the Closing Date and immediately thereafter for the unionized Employees represented by such unions immediately prior to the Closing Date; and

(b)	to accept and be bound by the terms and conditions of the collective bargaining agreements set forth in Section 4.15 of MFI’s Disclosure Letter applicable to such unionized Employees except that the Purchaser and the applicable collective bargaining agent shall be free (upon mutual agreement) to change the terms and conditions of such unionized Employees or otherwise modify the applicable collective bargaining agreement.

11.4 Allocation of Employee Liabilities.

(a)	Subject to the provisions of Section 11.2 of this Agreement, MFI will continue to be responsible for and will discharge all Liabilities for wages, salary, incentive compensation, bonuses, vacation pay, benefits, and source deductions, in respect of all Transferred Employees up to 11:59 p.m. (Eastern Time) on the date immediately preceding the Closing Date and the Purchaser assumes and will discharge all such Liabilities arising on and after the Closing Date in respect of all Transferred Employees (save and except for Employees on an authorized leave of absence as of the Closing Date and for whom the Purchaser will only assume such Liabilities as of the date the Employee becomes a Transferred Employee upon returning to work in accordance with Section 11.1). In addition, the Purchaser assumes and will discharge all liabilities for severance pay (contractual, statutory or at common law), termination pay, notice of termination of employment or pay in lieu of such notice, and damages for wrongful dismissal in respect of any termination of employment of a Transferred Employee on or after the Closing Date, whether such Liabilities relate to the Transferred Employees period of service with MFI or the Purchaser.

(b)	The Purchaser shall have no Liability for any employee of MFI to whom an offer of employment is not required to be made pursuant to Section 11.1 or to any Employee of MFI who does not accept an offer made in accordance with the terms of Section 11.1, including without limitation all Liabilities for severance pay (contractual, statutory, at common law or at civil law), termination pay, notice of termination of employment or pay in lieu of such notice, and damages for wrongful dismissal.

(c)	MFI is responsible for all Liabilities for wages, salary, incentive compensation, bonuses, vacation pay, benefits, source deductions, severance pay (contractual, statutory, at common law or at civil law), termination pay, notice of termination of employment or pay in lieu of such notice, and damages for wrongful dismissal in respect of an Employee who does not accept an offer of employment made by the Purchaser in accordance with the terms of Section 11.1.

ARTICLE 12

COVENANTS

12.1 Conduct of Business during the Interim Period. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing Date, the Business will be carried on in the ordinary course, except to the extent contemplated by this Agreement or as consented to in writing by the Purchaser. Subject to Applicable Law, without limiting the foregoing, except as expressly contemplated by this Agreement or in MFI’s Disclosure Letter, MFI will not do, cause or permit any of the following, without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld):

(a)	Material Contracts. Other than in the ordinary course of business, enter into any Contract of the type described in Section 4.15(a) or violate, amend or otherwise modify or waive any of the terms of any of the Material Contracts;

(b)	Dispositions. Sell, lease, license or otherwise dispose of or encumber any of the Business’s properties or assets which are material, individually or in the aggregate, to the Business, taken as a whole, other than Inventory or the sale of Securitization Receivables in the ordinary course;

(c)	Capital Expenditures. Except as contemplated by Section 1.1(b) of MFI’s Disclosure Letter, make any capital expenditures which exceed $5,000,000 in the aggregate; provided, however, that MFI shall (i) cause the capital expenditures budgeted for the Major Projects, as set forth on Section 1.1(b) of MFI’s Disclosure Letter, to be expended in a timely manner consistent with such budget (subject to any delays in payment arising due to delays in construction beyond the reasonable control of MFI), (ii) pay and satisfy in full all monetary obligations of MFI or the Business in respect of work performed in connection with a Major Project during the sixty (60) day period referred to in Section 2.2(d), and (iii) promptly notify the Purchaser of any material delays in construction or actual or projected cost overruns in excess of ten percent (10%) over the budget and use commercially reasonable efforts to involve the Purchaser in all discussions and decisions regarding curing the cause of any such delay or any adjustments to the budget for the Major Projects as a result of any such cost overruns;

(d)	Insurance. Materially reduce the amount of any insurance coverage provided by existing insurance policies covering the Business;

(e)	Employee Benefit Plans; New Officers; Pay Increases. Adopt or amend any pension or employee benefit or stock purchase or option plan covering the Employees, or hire or appoint any new corporate officers of the Business (except that it may hire or appoint a replacement for any current officer if MFI first provides the Purchaser advance notice regarding such hiring or appointment decision and provides the Purchaser with a reasonable opportunity to consult regarding such hiring or appointment), pay or promise to pay any special bonus or special remuneration to any Employee, or increase or promise to increase the salaries or wage rates of the Employees other than in the ordinary course of business (including, without limitation, in accordance with the 2013 regularly-scheduled salary increases);

(f)	Severance Arrangement. Grant any severance or termination pay to any officer or employee of the Business except (i) payments made pursuant to Contracts outstanding on the date hereof, or (ii) payments made in the ordinary course of business in accordance with the Business’s standard past practice, or (iii) payments made in accordance with Applicable Law;

(g)	Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, any of the securities of, or by any other manner, any Person, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the Business, taken as a whole;

(h)	Loans. Incur or assume any indebtedness (except in the ordinary course of business) or issue or sell any debt securities or rights to acquire any debt securities affecting the Business or any of the Purchased Assets;

(i)	Waivers, Releases. Cancel or compromise any debt or claim, or waive or release any material right of the Business or relating to any asset of the Business except in the ordinary course of business;

(j)	Competition Limitations. Enter into any Contract that restrains, restricts, limits or impedes the ability of the Business or the Purchaser to compete with or conduct any business or line of business in any geographic area or to solicit the employment of any person.

(k)	Modification of Business Practices. Introduce any material change with respect to the operation of the Business including any material change in the types, nature, composition or quality of products or services, or other than in the ordinary course of business, make any change in product specification or prices or terms of distributions of products; or

(l)	Credit Practices. Materially change or modify its credit, collection or payment policies, procedures or practices, including acceleration of collections or receivables (whether or not past due).

In addition to the foregoing, except as expressly contemplated by this Agreement or with the prior written consent of the Purchaser (which consent shall not be unreasonably withheld), during the period from the date hereof to the Closing, MFI shall cause the Business to:

(i)	use commercially reasonable efforts to retain the services of the Employees and preserve the goodwill of the Business;

(ii)	use commercially reasonably efforts to maintain relationships with customers, suppliers, distributors and other Persons having business dealings with the Business;

(iii)	use commercially reasonable efforts to maintain and, as necessary, renew all Business Authorizations and Environmental Authorizations required for the operation of the Business;

(iv)	(A) maintain the books, accounts and records of the Business in the ordinary course of business, (B) continue to collect accounts receivable and pay accounts payable utilizing normal procedures, and (C) comply in all material respects with all obligations of the Business under the Material Contracts; and

(v)	comply with all Applicable Laws in all material respects.

12.2 Access to Books and Records.

(a)	The Purchaser will preserve the Books and Records Related to the Business that form part of the Purchased Assets for a period of eight (8) years from the Closing Date, or such other longer period as may be required by Applicable Law. The Purchaser will permit MFI and its authorized representatives reasonable access to, during normal business hours and upon reasonable prior notice, and will provide MFI (at MFI’s expense) with copies of, documents for the period ending on the Closing Date as MFI may reasonably request.

(b)	In connection with any audit relating to a Scientific and Experimental Development tax credit claimed by MFI in connection with the Business for a fiscal year ending on or prior to the Closing Date, the Purchaser will permit MFI and its authorized representatives reasonable access to, during normal business hours and upon reasonable prior notice, to the Transferred Employees who were involved in the project to which such Scientific and Experimental Development tax credit pertains and to the Books and Records created in connection with such project, and shall provide MFI (at MFI’s expense) with copies of, such documents relating thereto as MFI may reasonably request.

(c)	Prior to any destruction of any Books and Records Related to the Business that form part of the Purchased Assets, the Purchaser shall give MFI written notice of its intent to destroy and MFI may request that the Purchaser deliver such books and records to MFI (at MFI’s expense) in lieu of destruction.

(d)	With respect to any Books and Records that relate to the Business, but that do not relate exclusively to the Business, the Parties, acting reasonably and in good faith, will mutually agree upon during the Interim Period (or by such later date as may be agreed by the Parties) reasonable arrangements that will allow the Party not having custody or control of such Books and Records to access such Books and Records within the custody or control of the other Party.

12.3 Public Announcements. Except as may be required by Applicable Law or the laws and rules of any applicable stock exchange, prior to the Closing Date, no Party shall issue any press release or other publication or announcement with respect to the existence of this Agreement or the transactions contemplated hereby without the consent of the other Party, which consent shall not be unreasonably withheld or delayed. In the event that a Party is required by Applicable Law or the laws and rules of any applicable stock exchange to issue such a press release or other publication or announcement, such Party shall to the extent practicable in the circumstances and legally permissible promptly notify the other Party in writing of such requirement and provide the other Party with a draft of the press release or other publication or announcement before issuing such press release, publication or announcement.

12.4 Cooperation. Each Party shall fully cooperate with the other Party and its legal counsel, accountants and other representatives in connection with any steps required to be taken as part of its obligations under this Agreement. Each Party will use reasonable efforts to cause all conditions to this Agreement to be satisfied as promptly as possible and to obtain all consents and approvals necessary for the due and punctual performance of this Agreement and for the satisfaction of the conditions hereof, except as otherwise provided in Section 12.8.

12.5 Exclusive Dealings. During the Interim Period, MFI shall not, nor shall it permit any of its Affiliates (and it shall use its reasonable efforts to cause its directors and employees and any investment banker, financial advisor, lawyer, accountant or other representative retained by it not to), directly or indirectly:

(a)	solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate any Alternative Transaction, or

(b)	participate in any discussions or negotiations regarding any Alternative Transaction.

12.6 Maintenance of Product Liability Insurance. For a period of one (1) year following the Closing Date, the Purchaser agrees to (i) maintain product liability insurance in a minimum amount of $50,000,000 in the aggregate, and (ii) name MFI as additional insured on such policies.

12.7 Waiver of Bulk Sales Laws. The Purchaser hereby waives compliance by MFI with the requirements of any applicable bulk sales legislation.

12.8 Regulatory Clearance.

(a)	Except as expressly stated in this Section 12.8, the Purchaser and MFI shall, or, where applicable, shall cause its Affiliates to,

(i)	cooperate and provide assistance to the other Party in respect of any filings, notices, responses to information requests or submissions related to the Competition Act Clearance and, if applicable, the Investment Canada Act Clearance;

(ii)	file with the Commissioner as soon as practicable, and in any event within five (5) Business Days following the execution of this Agreement (or such other period that the Parties may mutually agree to in writing), a notification pursuant to subsection 114(1) of the Competition Act and the Purchaser shall, within such time, make a submission to the Commissioner in support of a request for an ARC or, if the Commissioner is not prepared to issue an ARC, a No Action Letter;

(iii)

if and to the extent applicable, as soon as practicable and in any event if applicable, within seven (7) Business Days following the execution of this Agreement or from when the transactions contemplated by this Agreement become subject to Part IV of the Investment Canada Act (or such other period that the Parties may mutually agree to in writing), make any filing required to be made by a Party or, acting reasonably, that a Party considers appropriate to make under the Investment Canada Act that applies to the transactions contemplated by this Agreement;

(iv)	respond promptly to any requests for information or requests for meetings by a Governmental Entity (including in respect of any supplementary filings or submissions or a supplementary information request) in respect of the Competition Act Clearance and, if applicable, the Investment Canada Act Clearance;

(v)	without limitation to the foregoing, in the event that the Commissioner issues a supplementary information request pursuant to subsection 114(2) of the Competition Act, the Parties shall promptly comply with that request and, in any event, they shall comply with the supplementary information request by no later than November 28, 2013. In the event that a Party fails to file its response to the supplementary information request by November 28, 2013, the other Party, at its sole discretion, can, without limitation to any other rights that it may have under this Agreement or otherwise at law, extend the End Date by the number of days by which that Party was not in compliance with its obligation under this Section 12.8(a)(v) of the Agreement;

(vi)	provide the other Party with a reasonable opportunity to review and comment on any filing, submission, response to an information request or other (verbal or written) communication to be submitted or made to a Governmental Entity and such receiving Party shall consider any such received comments in good faith;

(vii)	advise promptly the other Party (and, where applicable, provide a copy) of any written or verbal communications that it receives from a Governmental Entity in respect of such filings (including in respect of any supplementary filings or submissions) and otherwise in connection with the Competition Act Clearance and, if applicable, the Investment Canada Act Clearance;

(viii)	provide the other Party with a reasonable opportunity to participate in any meetings with any Governmental Entity (subject to any opposition by a Governmental Entity to a particular Party’s participation in such meeting) and participate or review any material communication before it is made to any Governmental Entity;

(ix)	not agree to an extension of any waiting period or review being undertaken by a Governmental Entity without the other Party’s prior written consent, which consent shall not be unreasonably withheld; and

(x)	use its commercially reasonable efforts to promptly, and in any event by or before the End Date, and as otherwise may be mutually agreed to in writing by the Parties, satisfy the Competition Act Clearance.

(b)

If the Investment Canada Act Clearance is or becomes required to complete the transactions contemplated by this Agreement, in accordance with Section 12.8(a) of this Agreement, the Purchaser shall forthwith commence discussions with the responsible Minister under the Investment Canada Act (or with the Director of Investments or staff of the Investment Review Division of Industry Canada) and shall use best efforts to obtain the Investment Canada Act Clearance, provided that the Purchaser shall not be required to make or agree to any unreasonable undertaking, agreement or action required by the said Minister (whether communicated directly or through the Director of Investments or staff of the Investment Review Division of Industry Canada) to obtain the Investment Canada Act Clearance.

(c)	Notwithstanding any other provision of this Agreement, (i) the Purchaser shall be solely responsible for paying the filing fee in connection with satisfying the Competition Act Clearance that applies to the transactions contemplated by this Agreement; and (ii) each Party has the right to redact or otherwise exclude a Party from receiving any confidential competitively-sensitive information required to be shared under this Section 12.8, provided that such other Party’s external counsel shall be entitled to receive such confidential competitively-sensitive information on an external counsel only basis.

12.9 Consent and Notices. MFI and the Purchaser shall use commercially reasonable efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 4.4 of MFI’s Disclosure Letter and Section 5.3 of the Purchaser’s Disclosure Letter; provided, however, that MFI shall not be obligated to pay more than nominal consideration therefor to any Third Party from whom consent or approval is requested and, in the event that any consideration is requested MFI shall promptly notify the Purchaser and the Parties shall consult regarding the necessity of the consent or approval and appropriate means to address the requested consideration.

12.10 Business Authorizations.

(a)	MFI shall use commercially reasonable efforts to assist the Purchaser during the Interim Period to obtain all Business Authorizations necessary to the operation of the Business by the Purchaser following the Closing.

(b)	The Purchaser shall use best efforts to obtain (or otherwise receive a valid transfer of) all Business Authorizations listed in Schedule 6.7; provided, however, that “best efforts” shall not require Purchaser to make or agree to any unreasonable undertaking, agreement or action in order to obtain or receive any such Business Authorization. In connection with the foregoing, the Purchaser and MFI shall promptly file all documentation, and the Purchaser shall pay all such fees and expenses that are associated with such filing, and, subject to the prior sentence, the Purchaser and MFI shall work together to take, or cause to be taken, all other actions necessary, proper or advisable to obtain the Business Authorizations listed on Schedule 6.7 in an expeditious manner for purposes of satisfying the condition to Closing set out in Section 6.7, and shall keep each other apprised on a regular basis of the status of such Business Authorizations.

12.11 Audited Financial Statements. MFI shall use commercially reasonable efforts to provide the Purchaser with all information reasonably required to prepare, and otherwise assist the Purchaser in preparing, in each case, at the Purchaser’s sole cost and expense audited financial statements for the Business, including without limitation notes thereto, all prepared under GAAP and in accordance with prior practices and procedures, at and for the fiscal years ending in 2010, 2011 and 2012, if the Closing Date occurs in 2013, and 2011, 2012 and 2013, if the Closing Date occurs in 2014.

12.12 Confidentiality. The Purchaser acknowledges that it remains bound by the Confidentiality Agreement entered into between the Purchaser and MFI dated April 8, 2013 (the “Confidentiality Agreement”); provided that following the Closing Date, MFI shall not, and shall cause its officers, directors, employees, representatives and advisors not to, disclose any Confidential Information (as defined in the Confidentiality Agreement) for a period of two (2) years, or unless compelled to do so by Applicable Law, or with the prior written consent of the Purchaser.

12.13 Termination of Intercompany Services; Enterprise Contract Rights. The Parties acknowledge and agree that, except as contemplated by the Transitional Services Agreement, the Inter-Company Services shall terminate effective immediately upon the Closing.

12.14 Replacement Letters of Credit. At or prior to the Closing, the Purchaser shall (i) arrange for substitute letters of credit, guarantees and other obligations or commitments to replace any letters of credit, guarantees, surety bonds, performance bonds, capital maintenance agreements or commitments, and other contractual obligations or commitments entered into by or on behalf of MFI in connection with the Business, each of which is identified by description and amount in Section 12.14 of MFI’s Disclosure Letter.

12.15 Taxes and Transfer Taxes. Except as otherwise provided in this Agreement, the Purchaser shall pay all Transfer Taxes applicable to, or resulting from the transactions contemplated by, this Agreement and any filing, registration, recording or transfer fees payable in connection with the instruments of transfer provided for in this Agreement. MFI shall be responsible for all Taxes relating to the ownership and disposition of the Purchased Assets for the period up to and including the Closing Date and shall be responsible for all Taxes (other than Transfer Taxes) payable by MFI under Applicable Law as a consequence of the sale of the Purchased Assets to the Purchaser under this Agreement.

12.16 Risk of Damage.

(a)	Until the Closing has occurred, the Facilities will be and remain at the risk of MFI.

(b)	If, prior to the Closing Date, any part of any Facility is destroyed or damaged by fire or other casualty (“Casualty Damage”), and such Facility is not capable of operating on substantially the same basis as it has been operating since January 1, 2012 (referred to herein as the Facility being “Operable”), MFI will deliver prompt written notice thereof to the Purchaser together with a certificate of MFI’s architect, engineer or other qualified professional consultant setting forth the estimated length of time to effect repairs to the Facility such that it is Operable and the estimated cost of such repairs.

(c)	Within fifteen (15) days after receipt of such notice, the Purchaser shall deliver to MFI notice that either it: (i) elects to close notwithstanding the Casualty Damage, in which case, the provisions of Section 12.16(d) shall apply; or (ii) believes that such Casualty Damage constitutes a Material Adverse Effect (which, solely for purposes of the application of the condition to Closing set out in Section 6.3 to any Casualty Damage occurring during the Interim Period that renders a Facility not Operable, shall mean Casualty Damage resulting in Damages (including all lost profits arising out of, projected to arise out of, or related to the interruption of the operation of the Business) to the Business of $100,000,000 or more), that the condition to Closing set out in Section 6.3 will not be satisfied, and that the Purchaser will not waive such condition in respect of such Casualty Damage if it is not remedied prior to the Closing Date. For greater certainty, in the event that the notice required to be delivered by MFI to the Purchaser pursuant to clause (b) above is delivered less than fifteen (15) days before the scheduled Closing Date, the Closing Date shall be automatically extended to the end of such fifteen (15) day period.

(d)	In the event that the Purchaser elects to close in accordance with Section 12.16(c)(i) above, MFI shall: (i) make a claim under its applicable insurance policies with respect to the Casualty Damage, be responsible for paying the deductible under such insurance policies in respect of such claim, and, at the Closing assign to the Purchaser the right to receive any insurance proceeds resulting from such claim to the extent such proceeds have not been received prior to Closing, credit any proceeds of such insurance received prior to Closing against the Purchase Price and refund any resulting overpayment of the Purchase Price to the Purchaser; and (ii) in respect of any such Casualty Damage or Damages resulting from the interruption of the Business that are not settled by the proceeds from MFI’s insurance policies, be responsible for remedying such Casualty Damage or Damages resulting from the interruption of the Business, at its sole cost and expense; provided that, solely with respect to the foregoing clause (ii), in the circumstances where the aggregate Damages (including lost profits arising out of, projected to arise out of, or related to the interruption of the operation of the Business) to the Business are, in the opinion of MFI acting reasonably, estimated to exceed CAD $25 million, MFI shall have the right to terminate this Agreement upon written notice to the Purchaser.

(e)	The Purchaser acknowledges and agrees that the rights and remedies extended under this Section 12.16 shall be the Purchaser’s sole recourse and exclusive remedy for any Casualty Damage.

12.17 Access for Due Diligence. Between the date of this Agreement and the Closing Date, and upon reasonable advance notice received from the Purchaser, MFI shall, and shall cause its representatives to, (a) afford the Purchaser and its representatives reasonable access, during regular business hours, to the Real Property, MFI’s personnel, Environmental Authorizations, Books and Records, Environmental site assessments, audits, studies, reports and other documents and data relating to the Facilities and Real Property, (b) furnish them with copies of all such Environmental Authorizations, Books and Records and other existing documents and data as the Purchaser may reasonably request; (c) otherwise cooperate and assist, to the extent reasonably requested by the Purchaser with the Purchaser’s investigation of the Real Property, including allowing the Purchaser to conduct site visits, inspections, Environmental compliance audits, health and safety audits, and Phase I Environmental site assessments, on terms and conditions acceptable to both parties, acting reasonably; and (d) promptly provide such consents as may be required in order to obtain file searches with respect to the Real Property from any Governmental Entity, provided that no such consents shall request or authorize any inspections by any Governmental Entity. It is acknowledged by MFI that communications with Governmental Authorities may trigger inspections even in the absence of any request for inspection. The Purchaser shall be liable to MFI for any damage to the Real Property arising as a result of the Purchaser’s negligence in exercising its rights under Section 12.17.

12.18 Financing. The Purchaser shall use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to arrange for and obtain the proceeds of the debt financing contemplated by the Commitment Letter concurrently with the Closing on the terms and conditions described in the Commitment Letter. The Debt Commitment Letter may not be amended or superseded without the prior consent of MFI to the extent that so amending or superseding the Debt Commitment Letter would (i) expand in any way that is adverse to MFI the conditions to the debt financing set forth in the Debt Commitment Letter; or (ii) reasonably be expected to prevent or materially delay the Closing.

12.19 Assignment of the Eco-energy Agreement. MFI will use commercially reasonable efforts to work with the Purchaser and the Government of Canada to obtain the consent of the Government of Canada to assign the Eco-energy Agreement to the Purchaser, including the right to assign all rights and Liabilities under such agreement.

12.20 Truro Encroachment. On or prior to the Closing Date, at its sole cost and expense (which may require MFI to make continued payments to a Governmental Entity after the Closing), MFI shall:

(a)	provide the Purchaser with evidence, satisfactory to the Purchaser acting reasonably, that the Truro Encroachment may legally remain in its present location so as to permit the Facility to continue to operate on the same basis as it has been operating since January 1, 2013 or otherwise on terms and conditions satisfactory to the Purchaser, acting reasonably; or

(b)	agree that it will, within a reasonable time following Closing, cause the Truro Encroachment to be relocated onto a portion of the Owned Real Property at Truro, Nova Scotia, approved by the Purchaser, acting reasonably, which will permit the Facility to continue to operate on the same basis as it has been operating since January 1, 2012 or which is otherwise acceptable to the Purchaser, acting reasonably.

12.21 Post-Signing Remedial Actions. Promptly after the execution of this Agreement, MFI shall (i) commence the conduct of each Remedial Action set forth on Section 12.21 of MFI’s Disclosure Letter (each, a “Post-Signing Remedial Action” and, collectively, the “Post-Signing Remedial Actions”) and (ii) continue to conduct each such Post-Signing Remedial Action diligently and in the same manner that would be utilized by MFI at such facilities prior to the Closing at MFI’s sole cost and expense, until all Post-Signing Remedial Actions are completed in the manner set forth on Section 12.21 of MFI’s Disclosure Letter. For the sake of clarity, MFI shall bear the sole responsibility for conducting and completing the Post-Signing Remedial Actions, including, without limitation, during any period from and after the Closing, and all costs and expenses related thereto and the Purchaser shall cooperate with MFI and, as necessary, provide access to such facilities for purposes of conducting and completing the Post-Signing Remedial Actions.

ARTICLE 13

RESTRICTIVE COVENANTS

13.1 Non-Competition. Subject to Section 13.2, MFI shall not and it shall ensure that its subsidiaries do not, without the prior written consent of the Purchaser, at any time during the seven (7) years following the Closing Date (the “Restricted Period”), either individually or in partnership or jointly or in conjunction with any Person, directly or indirectly, engage in the Restricted Business in Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia and Prince Edward Island.

13.2 Permitted Competition. Nothing herein shall prohibit MFI or its Affiliates from:

(a)	owning, as a passive investor, not more than five percent (5%) of the outstanding publicly traded shares or other securities of any class of any issuer listed on a recognized stock exchange or the over-the-counter market;

(b)	acquiring any entity directly or indirectly involved in the Restricted Business (a “Vertically-Integrated Competing Business”), provided that the gross sales revenues of the Vertically-Integrated Competing Business for any financial quarter during the Restricted Period that are derived from the sale of products processed and produced by such Vertically-Integrated Competing Business from animal by-products and organic waste that it has collected from Third Parties (other than MFI and its Affiliates) represent less than ten percent (10%) of the gross sales revenues of the Vertically-Integrated Competing Business as a whole as reflected in the latest audited (or if unavailable, unaudited) financial statements of the acquired business;

(c)	the purchase, collection and/or processing of animal and poultry by-products or organic waste from animal, poultry and food processing operations owned or operated by MFI or any of its Affiliates as expressly permitted under, or expressly excluded from, any rendering supply and services agreement as may be entered into between MFI and the Purchaser (or any of their respective Affiliates as may be designated by MFI or the Purchaser) (a “Rendering Services Agreement”), or to which any such Rendering Services Agreement does not apply; or

(d)	the purchase and/or collection of animal and poultry by-products or organic waste from the animal, poultry or food processing operations of a facility owned or operated by MFI or any of its Affiliates, and the processing and conduct of rendering operations for such facility upon the termination of any Rendering Services Agreement’s application to such facility or the termination of such Rendering Services Agreement in its entirety.

13.3 Non-Solicitation of Employees of the Business. Without the prior written consent of the Purchaser, during the twenty-four (24) months following the Closing Date, MFI shall not (a) directly or indirectly solicit for employment or solicit for hire or contract for the services of, any Transferred Employee; or (b) employ, hire or contract for the services of, any Transferred Employee. Notwithstanding the foregoing or anything else to the contrary in this Agreement: (a) for purposes of this Section 13.3, solicitation shall not include advertising in a newspaper, magazine, periodical, trade or other publication or through a website or via other media of general circulation or through a third-party recruiting firm where the solicitation is not specifically directed at the Transferred Employees; (b) nothing in this Section 13.3 shall prohibit MFI from employing, hiring or contracting for service with any Transferred Employee who responds to a general solicitation of the nature described in the immediately preceding clause (a), or whose employment has been terminated by the Purchaser.

13.4 Remedies. Each of the Parties acknowledges that a breach of any of the covenants contained in Sections 13.1 and 13.3 would result in damages to the Purchaser and that the Purchaser may not be adequately compensated for such damages by monetary award alone. Accordingly, each of the Purchaser and MFI agrees that in the event of any such breach, in addition to any other remedies available at law or otherwise, the Purchaser shall be entitled as a matter of right to apply to a court of competent jurisdiction for relief by way of injunction, restraining order, decree or otherwise as may be appropriate to ensure compliance with the provisions of this Article 13. Any remedy expressly set out in this Agreement shall be in addition to and not inclusive of or dependent upon the exercise of any other remedy available at law or otherwise.

13.5 Reasonableness of Restrictions and Severability. The Parties agree that all restrictions in this Article 13 are necessary and fundamental to this Agreement and are reasonable and valid. All defences to the strict enforcement of this Article 13 are hereby waived. Each provision of this Article 13 shall constitute a separate and distinct covenant and shall be severable from all other such separate and distinct covenants contained in this Article 13. Any provision of this Article 13 which is prohibited or unenforceable in any jurisdiction, shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Article 13, without affecting the remaining provisions of this Article 13 or affecting the validity or enforceability of such provision in any other jurisdiction.

ARTICLE 14

MISCELLANEOUS

14.1 Notices. Any notice required or permitted by this Agreement will be in writing and will be deemed to have been given when delivered personally or by courier, overnight delivery service or confirmed facsimile or other similar means of electronic communication, if such notice is addressed to the person to be notified at such person’s address or facsimile number as set forth below, or as subsequently modified by written notice:

(a)	if to the Purchaser, to:

Darling International Inc.

251 O’Connor Ridge Blvd.

Suite 300

Irving, Texas 75038

Attention: John F. Sterling, Executive Vice President – General Counsel and Secretary

Facsimile No.: 972-281-4475

with a copy to:

K&L Gates LLP

1717 Main Street

Suite 2800

Dallas, Texas 75201

Attention: Mary R. Korby

Facsimile No.: 214-939-5849

(b)	if to MFI:

Maple Leaf Foods Inc.

30 St. Clair Avenue W, Suite 1500

Toronto, Ontario, M4V 3A2

Attention: Senior Vice-President and Corporate Secretary

Facsimile No.: (416) 926-2033

with a copy to:

Blake, Cassels & Graydon LLP

Suite 4000, Commerce Court West

199 Bay Street

Toronto, Ontario

M5L 1A9

Attention: Frank Guarascio

Facsimile No.: (416) 863-2653

14.2 Fees and Expenses. Except as otherwise stated in this Agreement, the Parties will each be responsible for their respective legal and other expenses in connection with this Agreement and the transactions contemplated hereby.

14.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original and all of which together will constitute one instrument.

14.4 Rules of Construction; Entire Agreement; Non-assignability; Parties in Interest. This Agreement and the documents referred to herein are the product of all of the Parties, and such Parties have been represented by counsel during the negotiation, preparation and execution of this Agreement. The Parties therefore waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document; rather, this Agreement shall be given a fair and reasonable construction in accordance with the intention of the Parties. This Agreement and the documents referred to herein constitute the entire agreement among the Parties pertaining to the subject matter hereof and thereof, and merge all prior negotiations and drafts of the Parties with regard to the transactions contemplated herein and therein. Except for the Confidentiality Agreement and the other agreements referenced herein, any and all other written or oral agreements existing between the Parties regarding such transactions: (a) are expressly terminated; and (b) except as set forth in Section 14.11, are not intended to confer upon any other person any rights or remedies hereunder. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Parties except that the Purchaser may designate one or more of its Affiliates to purchase all or any portion of the Purchased Assets and assume that portion of the Assumed Liabilities relating thereto; notwithstanding the foregoing, the Purchaser shall remain responsible for all of its covenants and other agreements contained in this Agreement.

14.5 Severability. If one or more provisions of this Agreement are held to be unenforceable under Applicable Law, the Parties agree to use commercially reasonable efforts to renegotiate such provision in order to maintain the economic position enjoyed by each Party as closely as possible to that under the provision rendered unenforceable. If the Parties cannot reach a mutually agreeable and enforceable replacement for such provision, then such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and the balance of the Agreement will remain enforceable in accordance with its terms.

14.6 Remedies Cumulative. Except as otherwise provided herein (including Article 9 hereof which provides an exclusive remedy to the Indemnified Party for Damages), any and all remedies herein expressly conferred upon a Party will be deemed to be cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

14.7 Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the Parties shall be governed, construed and interpreted in accordance with the laws of the Province of Ontario, without giving effect to principles of conflicts of law. Each of the Parties to this Agreement consents to the exclusive jurisdiction and venue of the courts in the Province of Ontario, and agree that no lawsuit shall be filed by any Party with respect to the enforcement or interpretation of this Agreement, or related to or arising out of the transactions contemplated hereby, in any court other than such provincial or federal courts.

14.8 Waiver of Jury Trial. The Parties hereby irrevocably waive any and all rights to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

14.9 Planning Act. This Agreement is subject to compliance with the subdivision control provisions of the Planning Act (Ontario) and any other similar legislation in any jurisdiction of Canada in which any Real Property is located.

14.10 Amendments and Waivers. Any term of this Agreement may be amended only with the written consent of MFI and the Purchaser or their respective successors and permitted assigns. Any amendment effected in accordance with this Section 14.10 will be binding upon the Parties and their respective successors and permitted assigns.

14.11 Financing Source-Related Party Arrangements.

(a)	Notwithstanding anything to the contrary contained herein, each of the Parties agrees (i) that any claim, cross-claim, suit, action or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, involving any of the Financing Source-Related Parties that arises out of or relates to this Agreement or the transactions contemplated hereby, the transactions contemplated by the Debt Financing or the performance of services thereunder shall be subject to the exclusive jurisdiction of a state or federal court sitting in the Borough of Manhattan within the City of New York and the appellate courts thereof, (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such claim, suit, action or proceeding in any court other than a state or federal court sitting in the Borough of Manhattan within the City of New York and the appellate courts thereof, (iii) to irrevocably waive any and all rights to a trial by jury in any such claim, suit, action or proceeding and (iv) that the Financing Source-Related Parties are express third party beneficiaries of each of clause (b) contained in Section 14.4, Section 14.10 (to the extent relating to any amendment to Section 14.4(b) or this Section 14.11) and such provisions shall be enforceable by them.

(b)	Notwithstanding anything to the contrary contained herein, MFI agrees on its behalf and on behalf of its Affiliates that none of the Financing Source-Related Parties shall have any liability or obligation to MFI or Affiliates relating to this Agreement or any of the transactions contemplated herein (including the Debt Financing). This Section 14.11(b) is intended to benefit and may be enforced by the Financing-Source Related Parties and shall be binding on all successors and assigns of MFI.

[Remainder of page left intentionally blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

MAPLE LEAF FOODS INC.

By:	/s/ Rocco Cappuccitti
Name: Rocco Cappuccitti
Title: SVP and Corporate Secretary

By:	/s/ Michael H. Vels
Name: Michael H. Vels
Title: Chief Financial Officer

DARLING INTERNATIONAL INC.

By:	/s/ Randall C. Stuewe
Name: Randall C. Stuewe
Title: Chairman and Chief Executive Officer

[Signature page to Acquisition Agreement]

Exhibit A

Transition Services Agreement

Exhibit B

Payment and Allocation of the Purchase Price

To be determined and mutually agreed upon by the Parties during the Interim Period.

Schedule 6.7

Material Business Authorizations

Dundas

1.	“Permit to Operate a Rendering Plant” under the Health of Animals Act as required by Section 165 (1) of the Health of Animals Regulation issued by the Canadian Food Inspection Agency dated April 1, 2012 (Number 2012-17-B).

2.	“Permit to Remove/Convey Specified Risk Material (SRM)” under the Health of Animals Act issued by the Canadian Food Inspection Agency dated July 7, 2012 (Number THAN – 0000001).

3.	“Renderer and Collector Deadstock Licence” issued by the Ontario Ministry of Agriculture, Food and Rural Affairs dated January 2, 2013 (Number DS 20770) under the Ontario Deadstock Regulation, ss. 23 and 26.

4.	“Collector Deadstock Licence” issued by the Ontario Ministry of Agriculture, Food and Rural Affairs dated January 2, 2013 (Number DS 20768).

5.	“Ontario Certificate of Registration of a Plant” issued by the Technical Standards and Safety Authority (Registration No. R-811A) dated January 9, 2012.

Hickson

1.	“Permit to Operate a Rendering Plant” under the Health of Animals Act as required by Section 165 (1) of the Health of Animals Regulation issued by the Canadian Food Inspection Agency April 4, 2012 (Number 2012-16-N).

2.	“Renderer and Transfer Station Deadstock Licence” issued by the Ontario Ministry of Agriculture, Food and Rural Affairs dated January 2, 2013 (Number DS 20771).

3.	“Ontario Certificate of Registration of a Plant” issued by the Technical Standards and Safety Authority (Registration No. R-9723) dated February 12, 2009.

Montreal

1.	“Licence to Operate a Registered Establishment” issued by Canadian Food Inspection Agency dated April 14, 2005 under the Meat Inspection Act and Regulations (Number 157-1174-13762).

2.	“Permit to Remove/Convey Specified Risk Material (SRM)” under the Health of Animals Act issued by the Canadian Food Inspection Agency dated July 7, 2012 (Number QSHY – 0000005).

3.	“Permit to Operate a Rendering Plant” under the Health of Animals Act as required by Section 165 (1) of the Health of Animals Regulation issued by the Canadian Food Inspection Agency dated April 1, 2013 (Number 2013-11-F).

4.	“Permis Atelier D“Equarrissage” dated January 1, 2001 issued by Quebec Department of Agriculture, Fisheries and Foods under the Quebec Food Products Act (Number 0284897-0013-1).

5.	“Food Safety and Quality Act collector license DS20777”, dated January 2, 2013 issued by Ontario Ministry of Agriculture, Food and Rural Affairs (DS 20777)

Moorefield

1.	“Permit to Operate a Rendering Plant” under the Health of Animals Act as required by Section 165 (1) of the Health of Animals Regulation issued by the Canadian Food Inspection Agency dated April 4, 2012 (Number 2012-14-N).

2.	“Licence for the Operation of a Rendering Plant” issued by the Ontario Ministry of Agriculture, Food and Rural Services dated December 31, 2015 under the Food Safety and Quality Act, 2001 and Regulation 105/09 (Number DS 20769).

3.	“Ontario Certificate of Registration of a Plant” issued by the Technical Standards and Safety Authority (Registration No. R-6356) dated January 6, 2003.

Truro

1.	“Permit to Operate a Rendering Plant” under the Health of Animals Act as required by Section 165 (1) of the Health of Animals Regulation issued by the Canadian Food Inspection Agency dated April 1, 2013(Number 2012-07-B).

2.	“Permit to Remove/Convey Specified Risk Material (SRM)” under the Health of Animals Act issued by the Canadian Food Inspection Agency dated June 26, 2013 (Number ATRO – 0000013).

3.	“Plant Registration Certificate” issued under the Technical Safety Act (Registration No. 36) expires May 10, 2014.

Winnipeg

1.	“Permit to Operate a Rendering Plant” under the Health of Animals Act as required by Section 165 (1) of the Health of Animals Regulation issued by the Canadian Food Inspection Agency dated February 13, 2013 (Number 2013-31-N).

2.	“Permit to Remove/Convey Specified Risk Material (SRM)” under the Health of Animals Act issued by the Canadian Food Inspection Agency dated September 6, 2012 (Number WWIG – 0000002).

Schedule of Environmental Authorizations required to operate where consent of

Governmental Entities is required or new Environmental Authorization is required

Facility	Permit Details	Issue Date/Expiry Date

Moorefield, Ont.	Permit to Take Water (72-0-0092) .	Issued May 27, 2004 Expires March 31, 2014

Truro, NS	Groundwater Withdrawal Approval (2001-021096), PID# 20217311	Issued March 3, 2005 Expiry date March 3, 2015

Truro, NS	Approval to operate as amended (2002-025183-A02)	Issued December 19, 2011 Expiry date June 30, 2017

Winnipeg, MB	Licence to Use Water for Industrial Purposes” issued by the Manitoba Conservation Water Branch dated October 28, 2002 under The Water Rights Act (Number 2002-071), which may be replaced by “License to Use Water for Industrial Purposes”, Manitoba Conservation and Water Stewardship, License No.: 2013-135 (undated) (if issued prior to Closing)	Issue Date October 28, 2002 The term of this License shall be 10 years.

Winnipeg, MB	Permit to Operate a Petroleum Storage Facility (21711)	Effective Date: November 23, 2010 Expiry Date: December 31, 2015

Dundas, Ont.	Permit to Take Water (1371-84KJ4U)	Issued August 5, 2010 Expires August 31, 2015

Laurenco, Que.

Modification

Construction et exploitation d’une usine d’ester methylique (Modification du programme du duivi de la qualite des eaux)

7610-16-01-0031108 (400891765)

(and any modifications)

under s.22 of Environmental Quality Act

Issued January 26, 2012

Facility	Permit Details	Issue Date/Expiry Date

Laurenco, Que.	Rectification Construction et exploitation d’une usine d’ester methylique 7610-16-01-0031108 (400720413) (and any modifications)	Issued June 16, 2010

Laurenco, Que.	Certificat d’Authorisation 7610-16-01-0031108 (400150000) Construction et exploitation d’une usine d’ester methylique (and any modifications) under s.22 of Environmental Quality Act	Issued June 10, 2004

Laurenco, Que.	Certificat D’Autorisation Equipments de purification du biodiesel 7610-16-01-0031110 (400428938) (and any modifications) under s.22 of Environmental Quality Act	August 22, 2007

Facility	Permit Details	Issue Date/Expiry Date

Laurenco, Que.	Certificat D’Autorisation Utilisation d’huile vegetales et animals comme combustible. 7610-16-01-0031107 (160011311) (and any modifications) under s.22 of the Environmental Quality Act	May 10, 2001

Material Contracts

Lease for the Facility of the Business located at 605 1ere (Premiére) Avenue, Sainte- Catherine, Quebec dated January 5, 2004 between MFI and The St. Lawrence Seaway Management Corporation, as amended.